Exhibit 99.2

Execution Version

ARC RESOURCES LTD.

U.S.$60,000,000  3.31% SENIOR NOTES - SERIES G DUE AUGUST 23, 2021

U.S.$300,000,000  3.81% SENIOR NOTES - SERIES H DUE AUGUST 23, 2024

Cdn.$40,000,000  4.49% SENIOR NOTES - SERIES I DUE AUGUST 23, 2024

NOTE AGREEMENT

Dated as of August 23, 2012

(Not Part of Agreement)

(Not Part of Agreement)

Page
	5L.	Insurance	15
	5M.	Use of Proceeds	15
	5N.	Pari Passu	15
	5O.	Subsidiary Guarantees and Matching Financing Agreement Liens	15
	5P.	Pension Plans	16
	5Q.	Present Asset Value Provisions	16
6.	NEGATIVE COVENANTS		17
	6A.	Financial Covenants	17
	6B.	Liens	17
	6C.	Restricted Payments	18
	6D.	Sale-Leasebacks	18
	6E.	Merger; Sale or Disposition of All or Substantially All Assets	18
	6F.	Sale of Assets	19
	6G.	Private Offering	20
	6H.	Constating Documents	20
	6I.	Change of Business	20
	6J.	Related Party Transactions and Prohibited Dispositions	20
	6K.	Sale of Shares and Indebtedness of Subsidiaries	20
	6L.	Issuance of Stock by Subsidiaries	21
	6M.	Adverse Restrictions on Subsidiaries	21
	6N.	Sale or Discount of Receivables	21
	6O.	ERISA Plans	21
	6P.	Swaps	21
	6Q.	Terrorism Sanction Regulations	22
7.	EVENTS OF DEFAULT		22
	7A.	Acceleration	22
	7B.	Rescission of Acceleration	25
	7C.	Notice of Acceleration or Rescission	26
	7D.	Other Remedies	26
8.	REPRESENTATIONS, COVENANTS AND WARRANTIES		26
	8A.	Organization of the Corporation	26
	8B.	Organization of 1504793	26
	8C.	Organization of the Partnership	26
	8D.	Organization and Ownership of Shares of Other Subsidiaries; Affiliates	27
	8E.	Execution and Enforceability	27

(Not Part of Agreement)

Page
	8F.	Financial Statements	27
	8G.	Actions Pending	27
	8H.	Outstanding Indebtedness	27
	8I.	Title to Properties	28
	8J.	Taxes	28
	8K.	Conflicting Agreements and Other Matters	28
	8L.	Private Offering by the Corporation	28
	8M.	Use of Proceeds	29
	8N.	ERISA and Non-U.S	29
	8O.	Governmental Consent	30
	8P.	Compliance with Laws	30
	8Q.	Operation of Properties	30
	8R.	Disclosure	30
	8S.	Environmental Disclosure	31
	8T.	Environmental Risk Management	31
	8U.	Pari Passu	31
	8V.	Foreign Assets Control Regulations, Etc	31
	8W.	Status under Certain Statutes	32
	8X.	Rule 144A	32
	8Y.	Withholding Taxes	32
	8Z.	Intellectual Properties	33
	8AA.	Labour and Employee Relations Matters	33
9.	REPRESENTATIONS AND AGREEMENTS OF THE PURCHASERS		33
	9A.	Purchase for Investment	33
	9B.	Source of Funds	34
	9C.	Deemed Representation	36
	9D.	Purchasers Bound	36
10.	DEFINITIONS		36
	10A.	Definitions	36
	10B.	Accounting Principles	51
11.	MISCELLANEOUS		53
	11A.	Note Payments	53
	11B.	Expenses	53
	11C.	Consent to Amendments	54
	11D.	Form, Registration, Transfer and Exchange of Notes; Lost Notes	55

(Not Part of Agreement)

Page
11E.	Persons Deemed Owners; Participations	55
11F.	Survival of Representations and Warranties; Entire Agreement	55
11G.	Successors and Assigns	55
11H.	Disclosure to Other Persons	56
11I.	Notices	56
11J.	Payments due on Non-Business Days	56
11K.	Severability	56
11L.	Descriptive Headings	56
11M.	Satisfaction Requirement	56
11N.	Governing Law and Submission to Jurisdiction	56
11O.	Counterparts	57
11P.	Binding Agreement	57
11Q.	Payment Free from Equities	57
11R.	Note Repayment Net of Withholding Imposts	57
11S.	Interest	59
11T.	Directly or Indirectly	60
11U.	Currency References, Conversion and Payments	60
11V.	Obligation to Make Payment in Dollars	60
11W.	Time; “Including”; “Assets”; “Property”	61
11X.	Environmental Indemnity	61
11Y.	Further Assurances	62

(Not Part of Agreement)

SCHEDULE A	INFORMATION RELATING TO PURCHASERS
SCHEDULE 8D	SUBSIDIARIES AND AFFILITATES OF THE CORPORATION
SCHEDULE 8H	EXISTING INDEBTEDNESS
SCHEDULE 8K	LIST OF AGREEMENTS RESTRICTING DEBT
SCHEDULE 8R	DISCLOSURE DOCUMENTS
EXHIBIT A-1	FORM OF SERIES G NOTE
EXHIBIT A-2	FORM OF SERIES H NOTE
EXHIBIT A-3	FORM OF SERIES I NOTE
EXHIBIT B-1	FORM OF OPINION OF THE CORPORATION'S CANADIAN COUNSEL
EXHIBIT B-2	FORM OF OPINION OF THE CORPORATION'S U.S. COUNSEL
EXHIBIT B-3	FORM OF OPINION OF THE PURCHASERS' CANADIAN COUNSEL
EXHIBIT C	FORM OF FUNDS DELIVERY INSTRUCTION

ARC RESOURCES LTD.
1200, 308 - 4th Avenue S.W.
Calgary, Alberta
T2P 0H7

As of August 23, 2012

To Each of the Purchasers Listed
in Schedule A Hereto:

Ladies and Gentlemen:

The undersigned, ARC Resources Ltd. (the “Corporation”) hereby agrees with each Purchaser as follows:

1.           AUTHORIZATION OF ISSUE OF NOTES.  The Corporation will authorize the issue and sale of U.S. $60,000,000 aggregate principal amount of its 3.31% Series G Senior Notes due August 23, 2021 (the “Series G Notes”), U.S. $300,000,000 aggregate principal amount of its 3.81% Series H Senior Notes due August 23, 2024 (the "Series H Notes") and Cdn. $40,000,000 aggregate principal amount of its 4.49% Series I Notes due August 23, 2024 (the "Series I Notes"). The Series G Notes shall be substantially in the form set out in Exhibit A-1, the Series H Notes shall be substantially in the form set out in Exhibit A-2 and the Series I Notes shall be substantially in the form set out in Exhibit A-3.

The Series G Notes, the Series H Notes and the Series I Notes are collectively referred to herein as the "Notes", such term as used herein shall include each Note delivered pursuant to any provision of this Agreement and each Note delivered in substitution or exchange for any such Note pursuant to any such provision.  The Series G , the Series H Notes and the Series I Notes are each herein sometimes referred to as Notes of a "series".

Capitalized terms used herein have the meanings specified in paragraph 10.

2.           PURCHASE AND SALE OF NOTES. The Corporation hereby agrees to sell to each Purchaser and, subject to the terms and conditions herein set forth, the Purchasers agree to purchase from the Corporation Notes in the aggregate principal amount and of the series set forth opposite each Purchaser’s name on Schedule A hereto at 100% of such aggregate principal amount.  The Corporation will deliver to each Purchaser, at the offices of Norton Rose Canada LLP at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, one or more Notes registered in such Purchaser's (or if so specified in Schedule A, it's nominee's) name, evidencing the aggregate principal amount of Notes in the series to be purchased by such Purchaser and in the denomination or denominations specified in Schedule A hereto, in the form of a single Note for each series of the Notes to be purchased by each Purchaser (or such greater number of Notes in denominations of at least U.S.$100,000 or Cdn. $100,000, as applicable, as a Purchaser may request) dated the date of the Closing against payment of the purchase price thereof by transfer of immediately available funds to:

In the case of the Series G Notes and the Series H Notes (being U.S. dollars):

[The Bank Account information of the Corporation has been Redacted]

with reference: “Proceeds from  August 23, 2012 Note Offering”

In the case of the Series I Notes (being Cdn. Dollars):

 [The Bank Account information of the Corporation has been Redacted]

with reference: “Proceeds from  August 23, 2012 Note Offering”

on or before the date of closing, which shall be August 23, 2012 (herein called the “Closing” or the “Closing Day”).

3.           CONDITIONS OF CLOSING.  The obligation of any Purchaser to purchase and pay for any Notes is subject to the satisfaction, on or before the Closing Day, of the following conditions:

3A.           Certain Documents.  Such Purchaser shall have received the following:

(i)	The Notes to be purchased by such Purchaser, dated the Closing Day.

(ii)	A guarantee by 1504793 and the Partnership of all Notes issued hereunder, dated the Closing Day.

(iii)	Certificates, dated as at or close to the Closing Day, of compliance/status (or a true copy thereof) for the Corporation issued by the corporate registries for its jurisdiction of incorporation.

(iv)
A certificate, dated the Closing Day, of an officer of the Corporation, attaching a certified copy of the resolutions of its Board of Directors approving this Agreement and the Notes, and of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement and the Notes, and that no dissolution or liquidation proceedings with respect to it have been commenced or are contemplated.

(v)
A certificate, dated the Closing Day, of an officer of the Corporation certifying the names and true signatures of the officers of the Corporation authorized to sign this Agreement, the Notes and the other documents to be executed by it hereunder.

(vi)	A certified copy, dated the Closing Day, of the Certificate of Amalgamation and By-laws of the Corporation.

(vii)
Certificates, dated as at or close to the Closing Day, of compliance/status (or a true copy thereof) for 1504793, and of trade name for the Partnership issued by the corporate registries for its jurisdiction of incorporation/formation.

(viii)
A certificate, dated the Closing Day, of an officer of each Subsidiary Guarantor, attaching a certified copy of the resolutions of its Board of Directors or equivalent body, approving the Guarantee provided by it, any approvals required under any shareholders agreement or partnership agreement applicable to it, and of all documents evidencing other necessary corporate or partnership action and governmental approvals, if any, with respect to such Guarantee, and certifying ownership of all of its outstanding equity securities, and that no dissolution or liquidation proceedings with respect to it have been commenced or are contemplated.

(ix)
A certificate, dated the Closing Day, of an officer of each Subsidiary Guarantor, certifying the names and true signatures of those authorized to sign the Guarantee provided by it, and other documents to be delivered by it hereunder.

(x)	A certified copy of (A) the Certificate of Incorporation and By-laws of 1504793 and (B) the Partnership Agreement for the Partnership..

(xi)
Opinions in form and substance satisfactory to such Purchaser, dated the Closing Day, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. special counsel for the Corporation, and Burnet, Duckworth & Palmer LLP, Canadian counsel for the Corporation, substantially in the forms set forth in Exhibits B-1 and B-2 and covering such other matters incident to the transactions contemplated hereby as such Purchaser or its counsel may reasonably request (and the Corporation hereby instructs its counsel to deliver such opinions to the Purchasers).

(xii)
A certified copy, dated the Closing Day, of each Financing Agreement and the agreements listed in Schedule 8K (to the extent not certified pursuant to the previous paragraphs hereof), other than Swap Agreements.

(xiii)	Additional documents or certificates with respect to legal matters or corporate or other proceedings related to the transactions contemplated hereby as may be reasonably requested by such Purchaser.

3B.           Opinion of Purchaser's Special Counsel.  Such Purchaser shall have received from Norton Rose Canada LLP, who is acting as special counsel for it in connection with this transaction, a favorable opinion satisfactory to such Purchaser substantially in the form set forth in Exhibit B-3, and covering such other matters incident to the transactions contemplated hereby as such Purchaser may reasonably request.

3C.           Representations and Warranties; No Material Adverse Change; No Default.  The representations and warranties contained in paragraph 8 shall be true on and as of the Closing Day; no event or circumstance shall have occurred that individually or in the aggregate has had a Material Adverse Effect since the end of the most recent fiscal year for which audited financial statements have been furnished; there shall exist on the Closing Day no Event of Default or Default; and the Corporation shall have delivered to such Purchaser an Officer's Certificate, dated the Closing Day, to all such effects.

3D.           Purchase Permitted by Applicable Laws.  On the date of the Closing, such Purchaser’s purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation in effect on the date hereof.  If requested by such Purchaser, such Purchaser shall have received an Officer’s Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

3E.           Legal Matters.  Counsel for such Purchaser, including any special counsel for the Purchasers retained in connection with the purchase and sale of such Notes, shall be satisfied as to all legal matters relating to such purchase and sale, and such Purchaser shall have received from such counsel favorable opinions as to such legal matters as it may request.

3F.           Proceedings.  All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to such Purchaser, and it shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

3G.           Special Counsel Fees.  Without limiting paragraph 11B, the Corporation shall have paid for credit on account of the fees of special Canadian and United States counsel for the Purchasers the amount stipulated in a letter of Norton Rose Canada LLP and Chapman and Cutler LLP delivered to the Corporation at least one Business Day prior to Closing.

3H.           Private Placement Numbers.  A private placement number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for each series of Notes.

3I.           Funding Instructions.  At least three Business Days prior to the Closing Day, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Corporation, substantially in the form of Exhibit C, confirming the information specified in paragraph 2.

3J.           Changes in Corporate Structure.  None of the Obligors shall have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any amalgamation, merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the financial statements for the fiscal year ending December 31, 2011.

3K.           Sale of Other Notes.  Contemporaneously with the Closing, the Corporation shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing, as specified in Schedule A.

4.           PREPAYMENTS.

4A.           Maturity and Mandatory Prepayments.  As provided therein, the entire unpaid principal balance of the Notes shall be due and payable on the stated maturity date thereof.

Until the Notes shall be paid in full, the Corporation shall apply to the prepayment of the Notes the following amounts on each of the following prepayment dates, and such principal amounts of the Notes, together with accrued interest thereon to the prepayment dates, shall become due on such prepayment dates:

Series G Notes
Prepayment Date	Amount
August 23, 2017	U.S.$12,000,000
August 23, 2018	U.S.$12,000,000
August 23, 2019	U.S.$12,000,000
August 23, 2020	U.S.$12,000,000
with the final payment of U.S.$12,000,000 together with interest accrued thereon, due on the maturity date of the Series G Notes, being August 23, 2021, provided that upon any partial prepayment of the Series G Notes pursuant to paragraph 4B, 4C or 4D or pursuant to a prepayment of particular Series G Notes under the final clause A of paragraph 7A, the principal amount of each required prepayment of the Series G Notes becoming due under this paragraph 4A on and after the date of such prepayment made pursuant to paragraph 4B, 4C or 4D or pursuant to a prepayment of particular Series G Notes under the final clause A of paragraph 7A shall be reduced in the same proportion as the aggregate unpaid principal amount of the Series G Notes is reduced as a result of such prepayment.

Series H Notes
Prepayment Date	Amount
August 23, 2020	U.S.$60,000,000
August 23, 2021	U.S.$60,000,000
August 23, 2022	U.S.$60,000,000
August 23, 2023	U.S.$60,000,000
with the final payment of U.S.$60,000,000 together with interest accrued thereon, due on the maturity date of the Series H Notes, being August 23, 2024, provided that upon any partial prepayment of the Series H Notes pursuant to paragraph 4B, 4C or 4D or pursuant to a prepayment of particular Series H Notes under the final clause A of paragraph 7A, the principal amount of each required prepayment of the Series H Notes becoming due under this paragraph 4A on and after the date of such prepayment made pursuant to paragraph 4B, 4C or 4D or pursuant to a prepayment of particular Series H Notes under the final clause A of paragraph 7A shall be reduced in the same proportion as the aggregate unpaid principal amount of the Series H Notes is reduced as a result of such prepayment.

Series I Notes
Prepayment Date	Amount
August 23, 2020	Cdn.$8,000,000
August 23, 2021	Cdn.$8,000,000
August 23, 2022	Cdn.$8,000,000
August 23, 2023	Cdn.$8,000,000
with the final payment of Cdn.$8,000,000 together with interest accrued thereon, due on the maturity date of the Series I Notes, being August 23, 2024, provided that upon any partial prepayment of the Series I Notes pursuant to paragraph 4B, 4C or 4D or pursuant to a prepayment of particular Series I Notes under the final clause A of paragraph 7A, the principal amount of each required prepayment of the Series I Notes becoming due under this paragraph 4A on and after the date of such prepayment made pursuant to paragraph 4B, 4C or 4D or pursuant to a prepayment of particular Series I Notes under the final clause A of paragraph 7A shall be reduced in the same proportion as the aggregate unpaid principal amount of the Series H Notes is reduced as a result of such prepayment.

4B.           Optional Prepayments with Make-Whole Amount.  The Corporation may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Corporation will give each holder written notice of each optional prepayment under this paragraph 4B not less than 10 Business Days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with paragraph 4E), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Responsible Officer of the Corporation as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Corporation shall deliver to each holder a certificate of a Responsible Officer of the Corporation specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

4C.           Redemption Without Make-Whole for Reasons of Taxation.  If at any time as a result of a Change in Tax Law (as defined below) the Corporation is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Corporation may give the holders of all affected Notes irrevocable written notice (each, a “Tax Prepayment Notice”) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Corporation to make any Additional Payments and the amount thereof and offering to prepay all of the affected Notes on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment but, for certainty, without any Make-Whole Amount.  Each holder of an affected Note that wishes to accept such prepayment in respect of all or any of the affected Notes held by it shall give written notice to that effect to the Corporation no more than 20 days after receipt of the Tax Prepayment Notice (each, a “Tax Prepayment Acceptance Notice”).  The form of Tax Prepayment Acceptance Notice shall accompany the Tax Prepayment Notice.  Failure to give a Tax Prepayment Acceptance Notice with respect to any affected Note within such 20 day period shall be deemed to be a rejection of the prepayment of such affected Note or affected Notes held by such holder, and shall operate as a permanent waiver of such holder's right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note or Notes (but not of such holder's right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Notes.  The principal amount of all Notes that are the subject of a Tax Prepayment Acceptance Notice together with interest accrued thereon to the date of such prepayment shall become due and payable on such prepayment date.

No prepayment of the Notes pursuant to this paragraph 4C shall affect the obligation of the Corporation to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment.  For purposes of this paragraph 4C, any holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

The Corporation may not offer to prepay or prepay Notes pursuant to this paragraph 4C (a) if a Default or Event of Default then exists, (b) until the Corporation shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments or (c) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Corporation or any Subsidiary (other than actions required to be taken under applicable law), and any Tax Prepayment Notice given pursuant to this paragraph 4C shall certify to the foregoing and describe such mitigation steps, if any.

For purposes of this paragraph 4C:  “Additional Payments” means additional amounts required to be paid to a holder pursuant to paragraph 11R by reason of a Change in Tax Law; and a “Change in Tax Law” means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of Canada after the Closing Day, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the Closing Day, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any jurisdiction (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a “Taxing Jurisdiction”) that becomes a Taxing Jurisdiction after the Closing Day, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements.  No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Corporation (which shall be evidenced by an Officer’s Certificate of the Corporation and supported by a written opinion of counsel having recognized expertise in the field of taxation in the Taxing Jurisdiction, both of which shall be delivered to all holders prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

4D.           Prepayment on Change of Control Without Make-Whole. The Corporation shall, within 30 days after any Responsible Officer of the Corporation has knowledge of the occurrence of a Change of Control, give all holders of Notes written notice thereof (each, a “Change of Control Prepayment Notice”), which notice shall contain and constitute an offer to prepay the Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment.  Each holder of a Note that wishes to accept such prepayment in respect of all or any of the Notes held by it shall give written notice to that effect to the Corporation no more than 20 days after receipt of the Change of Control Prepayment Notice (each, a “Change of Control Prepayment Acceptance Notice”).  The form of Change of Control Prepayment Acceptance Notice and a description in reasonable detail of the nature and date of the Change of Control shall accompany the Change of Control Prepayment Notice.  Failure to give a Change of Control Prepayment Acceptance Notice with respect to any Note within such 20 day period shall be deemed to be a rejection of the prepayment of such Note or Notes held by such holder.  The principal amount of all Notes that are the subject of a Change of Control Prepayment Acceptance Notice together with interest accrued thereon to the date of such prepayment shall become due and payable on such prepayment date.

For purposes of this paragraph 4D, any holder of more than one Note may act separately with respect to each Note so held (with the effect that a holder of more than one Note may accept such offer with respect to one or more Notes so held and reject such offer with respect to one or more other Notes so held).

4E.           Allocation of Partial Prepayments.  In the case of each partial prepayment of the Notes pursuant to paragraph 4A, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes of the applicable series being prepaid at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts of all the Notes of that series, and in the case of each partial prepayment of the Notes pursuant to paragraph 4B ,the principal amount of the Notes to be prepaid shall be allocated among all of the Notes outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts of all the Notes.  For the purposes of making determinations of proportionality, the principal amount of each Series I Note at the time outstanding shall be expressed as an amount in U.S. Dollars based on the Noon Rate at the relevant time.

4F.           Maturity; Surrender, Etc.  In the case of each prepayment of Notes pursuant to this paragraph 4, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and, if applicable, the Make-Whole Amount.  From and after such date, unless the Corporation shall fail to pay such principal amount when so due and payable, together with the interest and, if applicable, the Make-Whole Amount, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Corporation and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

4G.           Purchase of Notes.  The Corporation will not, and will not permit any Affiliate to, purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes.  The Corporation will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment or prepayment of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

4H.           Make-Whole Amount.

4H(1)           U.S. Dollar Notes: Series G and Series H.  The term “Make-Whole Amount” means, with respect to any Series G Note or Series H Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero.  For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Series G  Note or Series H Note, the principal of such Note that is to be prepaid pursuant to paragraph 4B or that has become or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Series G Note or Series H Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on such Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Series G Note or Series H Note, [the percentage has been redacted] over the yield to maturity implied by the yield(s) reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on-the-run U.S. Treasury securities (“Reported”) having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  If there are no such U.S. Treasury securities Reported having a maturity equal to such Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the yields Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such Remaining Average Life and (2) closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then “Reinvestment Yield” means, with respect to the Called Principal of any Note, [the percentage has been redacted] over the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  If there is no such U.S. Treasury constant maturity having a term equal to such Remaining Average Life, such implied yield to maturity will be determined by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such Remaining Average Life and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life” means, with respect to any Called Principal, the number of years obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years, computed on the basis of a 360-day year composed of twelve 30-day months, that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Series G Note or Series H Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of such Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to paragraph 4B or paragraph 7A, as the context requires.

“Settlement Date” means, with respect to the Called Principal of any Series G Note or Series H Note, the date on which such Called Principal is to be prepaid pursuant to paragraph 4B or has become or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

4H(2)           Canadian Dollar Notes: Series I.  The term “Make-Whole Amount” means, with respect to any Series I Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero.  For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Series I Note, the principal of such Note that is to be prepaid pursuant to paragraph 4B or that has become or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Series I Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on such Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"Reinvestment Yield" means, with respect to the Called Principal of any Series I Note, [the percentage has been redacted] over the yield to maturity, as of the third Business Day preceding the Settlement Date with respect to such Called Principal, as provided by two major Canadian investment dealers designated by the holders of at least 51% in principal amount of the Series I Notes, for a non callable Government of Canada bond in Canadian Dollars having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  Such implied yield will be determined, if necessary, by interpolating linearly between (1) the non-callable Government of Canada bond in Canadian Dollars with the maturity closest to and greater than the Remaining Average Life and (2) the non-callable Government of Canada bond in Canadian Dollars with the maturity closest to and less than the Remaining Average Life.

“Remaining Average Life” means, with respect to any Called Principal, the number of years obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years, computed on the basis of a 360-day year composed of twelve 30-day months, that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Series I Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Series I Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to paragraph 4B or paragraph 7A, as the context requires.

“Settlement Date” means, with respect to the Called Principal of any Series I Note, the date on which such Called Principal is to be prepaid pursuant to paragraph 4B or has become or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

5.           AFFIRMATIVE COVENANTS.  So long as any Note shall remain outstanding and unpaid, the Corporation covenants that:

5A.           Financial Statements and Other Information.  The Corporation will deliver to each holder in duplicate:

(i)
as soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of changes in shareholders’ equity and a consolidated statement of cash flows, of the Corporation for the period from the beginning of the current fiscal year to the end of such quarterly period, and a consolidated balance sheet of the Corporation as at the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding period in the preceding fiscal year, all in reasonable detail and certified by the President or an authorized financial officer of the Corporation, subject to changes resulting from year-end adjustments, provided that the Corporation shall be deemed to have made such delivery of such financial information if the Corporation shall have timely made such financial information available on “SEDAR” (at the date of this Agreement located on the worldwide web at: http//www.sedar.com) and on the Corporation's home page on the worldwide web (at the date of this Agreement located at:  www.arcresources.com and shall have given each Purchaser prior notice of such availability on SEDAR and on the Corporation's home page in connection with each delivery (such availability and notice thereof being referred to as “Electronic Delivery”) and such certification is in accordance with National Instrument 52-109 (Certification of Disclosure in Company's Annual and Interim Filings for the periods relating to financial years on or after January 1, 2011) of the Canadian Securities Administrators from time to time in effect);

(ii)
as soon as practicable and in any event within 90 days after the end of each fiscal year, a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of changes in shareholders’ equity and a consolidated statement of cash flows of the Corporation for such year, and a consolidated balance sheet of the Corporation as at the end of such year, setting forth in each case in comparative form corresponding consolidated figures from the preceding annual audit, all in reasonable detail and in accordance with GAAP and, as to the consolidated statements, reported on by independent public accountants of recognized international standing selected by the Corporation whose report shall be without limitation as to scope of the audit and satisfactory in substance to the Required Holder(s), provided that the Corporation shall be deemed to have made such delivery of such financial information if the Corporation shall have timely made Electronic Delivery thereof;

(iii)
within 90 days of the end of each of its fiscal years, furnish to the holders a copy of the annual report that it sends to its shareholders; and, promptly upon transmission thereof, furnish copies of all such financial statements, proxy statements, notices and reports as it shall send to its shareholders and copies of all registration statements (without exhibits) and all material reports which it files with the Securities and Exchange Commission (or any governmental body or agency succeeding to the functions of the Securities and Exchange Commission), or any provincial securities commission in Canada (provided that the Corporation may make any such delivery by Electronic Delivery);

(iv)
promptly upon receipt thereof, a copy of each other report submitted to the Corporation or any Subsidiary by independent accountants in connection with any annual, interim or special audit made by them of their books; and

(v)	as soon as practicable and in any event within 5 days after any Responsible Officer obtaining knowledge,

A.	of the existence of any condition or event which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect,

B.	that any notice has been given to the Corporation or any Subsidiary or any action has been taken with respect to a claimed default or event or condition of the type referred to in paragraph 7A(iii),

C.
of the occurrence of any event of default under a Financing Agreement or any event of termination under a Swap Agreement, or of any event or condition which with the giving of notice or the lapse of time or both could become an event of default or event of termination thereunder,

D.	of a decision not to extend a “revolving period” or the “maturity date” under the terms of a Bank Credit Agreement,

E.	a reduction by a Bank of its commitment under a Bank Credit Agreement that was not requested by the borrower thereunder and which is not replaced by the Corporation, or

F.
of the institution of any litigation involving claims against the Corporation or any Subsidiary greater than the Threshold with respect to any single cause of action or of any adverse determination in the form of a written decision or interim order in any court proceeding in any litigation involving a potential liability to the Corporation or any Subsidiary greater than the Threshold with respect to any single cause of action which makes the likelihood of an adverse determination in such litigation against the Corporation or any Subsidiary substantially more probable;

an Officer's Certificate specifying the nature and period of existence of any such condition or event, or specifying the notice given or action taken by such Person and the nature of any such claimed default, event or condition, or specifying the details of the default under a Financing Agreement or a Swap Agreement, or such decision, action, change, redetermination or adjustment, proceeding, litigation, dispute or adverse determination, and what action the Corporation or any Subsidiary has taken, is taking or proposes to take with respect thereto;

(vi)
within 90 days of the end of each of its fiscal years, furnish to the holders an Engineering Report as at the last day of the preceding year;  and as soon as reasonably practicable after receiving the same, furnish to the holders a copy of any interim, additional or supplemental engineering report prepared in respect of the Oil and Gas Assets (or any of them);

(vii)	as soon as reasonably practicable, furnish to the holders a copy of any material amendment to an agreement listed in Schedule 8K (other than the Swap Agreements);

(viii)	as soon as reasonably practicable, furnish to the holders a copy of any environmental audit conducted by or at the request of any Bank; and

(ix)	with reasonable promptness, such other information and documents as such holder may reasonably request.

Together with each delivery of financial statements required by clauses 5A(i) and 5A(ii) above, the Corporation will deliver to each holder an Officer's Certificate:

A.	demonstrating (with computations in reasonable detail) compliance by the Corporation with the provisions of paragraphs 6A, 6B(iv), 6D and 6F,

B.
appending a listing of all Oil and Gas Assets to which value has been given in the most recent Engineering Report provided to the holders pursuant to clause 5A(vi) that have been sold or otherwise disposed of (except to the extent the holders have otherwise been advised in writing of any such sale or disposition), or subjected to a Lien other than one permitted by clauses 6B(i) to and including 6B(iii), since the date of the most recent Engineering Report provided to the holders pursuant to clause 5A(vi), and advising of the impact of the removal of such assets on the determination of Present Asset Value,

C.	advising of the Present Asset Value and, if applicable, the Reference Borrowing Base (as determined pursuant to paragraph 5Q(2) hereof) in effect as at the date of the Officer's Certificate, and

D.
stating that there exists no Event of Default or Default, or, if any Event of Default or Default exists, specifying the nature and period of existence thereof and what action the Corporation proposes to take with respect thereto.

The Corporation also covenants that immediately (and in no event later than 5 Business Days) after any Responsible Officer obtains knowledge of an Event of Default or Default, it will deliver to each holder an Officer's Certificate specifying the nature and period of existence thereof and what action the Corporation has taken, is taking or proposes to take with respect thereto.

5B.           Inspection of Property.  The Corporation will permit any Person designated by any holder in writing, at such holder's expense if no Default or Event of Default exists, and at the Corporation's expense if a Default or Event of Default does exist, to visit and inspect any of the properties of the Corporation or any Subsidiary, to examine its corporate books and financial records and make copies thereof or extracts therefrom and to discuss its affairs, finances and accounts with their principal officers and their independent public accountants, all at such reasonable times and as often as such holder may reasonably request.

5C.           Maintenance of Property and Existence.  The Corporation will, and will cause each of its Subsidiaries to:

(i)
Property.  Maintain its property in good condition (subject to normal wear and tear) and make all renewals, replacements, additions, betterments and improvements thereto necessary in its good faith business judgment (except for property determined by it, in good faith, to be obsolete or not useful in its business);

(ii)
Financial Records.  Maintain a proper system of accounting, and keep proper books of record and accounts that are in all material respects maintained in accordance with relevant national accounting standards and practices; such books of records and accounts to be so maintained so that combined and combining financial statements which accurately reflect, and give a true and fair view of, its financial condition and business activities, can be prepared in accordance with GAAP;

(iii)	Corporate Existence and Rights. Do or cause to be done all things necessary:

A.	to preserve and keep in full force and effect its existence, rights as a corporation or partnership, as applicable, except as otherwise permitted by paragraph 6E, 6F or 6K, and

B.	to maintain each Subsidiary as a Subsidiary, except as otherwise permitted by paragraph 6E, 6F or 6K;

(iv)
Maintain Franchises.  Take all reasonable action to maintain all rights, privileges, licenses, authorizations and franchises necessary in the normal conduct of its business in its good faith business judgment, and comply with all agreements, undertakings and instruments and requirements of law to which it is a party or by which it or any of its property is bound, except to the extent that failure to comply therewith could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect; and

(v)
Operate Assets.  Conduct its business in a proper and prudent manner and operate those Oil and Gas Assets over which it maintains operatorship in accordance with good oilfield practices, and use all reasonable commercial efforts to cause each other operator of its Oil and Gas Assets to operate the same in accordance with good oilfield practices.

5D.           Comply With Laws.  The Corporation will, and will cause each of its Subsidiaries to, comply with Applicable Laws, including Applicable Environmental Laws, ERISA and the USA Patriot Act and the other laws and regulations that are referred to in paragraph 8V where failure to do so individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

5E.           Pay Taxes.  The Corporation will, and will cause each of its Subsidiaries to, duly file on a timely basis all tax returns required to be filed by it, and duly and punctually pay all business, goods and services, income, capital and/or profits taxes and other governmental charges levied or assessed against it or its property save and except when and so long as its liability to pay any such tax is being contested by it in good faith by appropriate proceedings diligently conducted (which contest effectively postpones realization or enforcement of any Liens held by the taxing authority), in which event it shall make on its books provision adequate therefor to the extent required by GAAP.

5F.           Filings.  The Corporation will comply with all requirements which may exist under applicable securities legislation to file reports concerning the issuance of the Notes pursuant to filing, registration or prospectus exemptions under such legislation within the required time after such issuance, including the filing of a report of the sale of its Notes to the respective Purchasers prepared on Form 45-106F1 under National Instrument 45-106 of the Canadian Securities Administrators (“NI 45-106”) and any other forms required to be filed by the securities regulatory authorities of the provinces of Canada in connection with the issuance of such Notes, together with payment of the prescribed fee in connection therewith.

5G.           Defend Title.  The Corporation will, and will cause each of its Subsidiaries to, defend its title to its property against every Person whomever claiming or attempting to claim the same, or asserting any interest adverse to its interest therein, other than Permitted Title Defects, Liens permitted by paragraph 6B, and dispositions permitted by paragraphs 6D, 6E, 6F or 6K.

5H.           Environmental Permits.  The Corporation will, and will cause each of its Subsidiaries to, obtain and maintain in full force and effect all approvals, permits, licenses, consents, certificates of variance, certificates of qualification and other authorizations which are required under Applicable Environmental Laws regarding its property, the absence of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, and comply in all respects with the terms and conditions of all such approvals, permits, licenses, consents, certificates of variance, certificates of qualification and authorizations, and comply in all respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any Applicable Environmental Laws, or in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, in each case where failure to do so individually or in the aggregate could reasonably be expected have a Material Adverse Effect.

5I.           Copies of Environmental Reports.  The Corporation will promptly upon preparation or receipt thereof, furnish to each holder a copy of any environmental site assessment, environmental impact assessment, disclosure statement or audit report required to be submitted by it or any Subsidiary to any Governmental/Judicial Body where it or any Subsidiary individually or in the aggregate could be liable for costs of any clean-up or remedial action associated therewith in excess of Cdn.$5,000,000, and in such event it will cause such clean-up or remedial action to be taken within such time as may be prescribed by such Governmental/Judicial Body.

5J.           Continuous Environmental Management.  The Corporation will, and will cause each of its Subsidiaries to, maintain a prudent periodic program for environmental risk management in accordance with industry standards for comparable entities, including allocating sufficient officers and employees and officer/employee time to environmental matters, developing employee expertise, conducting training exercises, carrying out site inspections and audits, developing contingency plans, developing and predetermining a prompt and effective emergency response, maintaining awareness of Applicable Environmental Laws, industry standards, policies and initiatives, evaluating contractors, evaluating prospective tenants or purchasers of its property as potential handlers of Hazardous Materials, and maintaining pollution prevention systems.

5K.           Information on Environmental Matters.  The Corporation will forthwith furnish to each holder notice of any violations by it or any Subsidiary of any Applicable Environmental Law where such violations individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, and any information relating to environmental matters as such holder may reasonably request in writing.

5L.           Insurance.  The Corporation will, and will cause each of its Subsidiaries to, maintain in full force and effect business and property insurance in connection with its assets and business and liability insurance with respect to claims for personal injury, death or property damage in relation to the operation of its businesses, all with responsible and reputable insurance companies in such amounts and with such deductibles as are customary in the case of businesses of established reputation engaged in the same or similar businesses in the localities where its assets and operations are located, provided that the Corporation and its Subsidiary may self-insure in accordance with normal industry standards to the extent that they determine, acting reasonably and in accordance with good business practices, that they have the capacity to do so.

5M.           Use of Proceeds.  The Corporation will, on Closing, use the proceeds from the issuance of Notes to repay (but not necessarily permanently reduce) Indebtedness owed under its existing credit facilities with the Banks or any of them, and thereafter for its general corporate purposes in furtherance of the business that the Corporation carries on.

5N.           Pari Passu.  The Corporation will ensure that all its payment obligations hereunder and under the Notes rank at least pari passu in priority of payment with its Indebtedness in respect of the Financing Agreements, any Swap Agreement and with its other most senior unsecured and unsubordinated Indebtedness, and will cause each Subsidiary Guarantor to ensure that all payment obligations under its Guarantee rank at least pari passu in priority of payment with its Indebtedness in respect of the Financing Agreements, any Swap Agreement and with its other most senior unsecured and unsubordinated Indebtedness.

5O.           Subsidiary Guarantees and Matching Financing Agreement Liens.

5O(1)           Subsidiary Guarantees. The Corporation will cause each of its Subsidiaries (other than one that already is a Subsidiary Guarantor) that hereafter becomes a borrower or a guarantor under a Financing Agreement, concurrently therewith to enter into and become a party to a Guarantee, and within 3 Business Days thereafter, to deliver to each holder of a Note the following:

(i)	a Guarantee;

(ii)
a certificate of an officer of such Subsidiary making representations and warranties to the effect of those contained in paragraphs 8A, 8E, 8O, 8P and 8U but with respect to such Subsidiary and its Guarantee, and, if relevant under Applicable Laws to the provision of the Guarantee, a certificate confirming the solvency of such Subsidiary;

(iii)
such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by the Guarantee; and

(iv)
a favourable legal opinion of independent counsel to such Subsidiary in form and substance satisfactory to the Required Holders to the effect that the Guarantee has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of such Subsidiary enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

5O(2)           Matching Financing Agreement Liens.  If at any time the Corporation or any of its Subsidiaries provides a Lien to or for the benefit of the lenders or noteholders under a Financing Agreement (including, for certainty, a Lien permitted by paragraph 6B), then the Corporation will (if it has provided such a Lien), and will cause  each of its Subsidiaries that has provided such Lien to concurrently grant to or for the benefit of the holders of Notes a similar first priority Lien (subject only to Liens permitted by each applicable Financing Agreement and paragraph 6B, and ranking pari passu with the Liens provided to or for the benefit of the lenders or noteholders under such Financing Agreement), and, unless prior written consent to the creation or assumption thereof shall have been obtained pursuant to 11C, over the same assets, property and undertaking of the Corporation and each such Subsidiary as those encumbered in respect of such Financing Agreement, in form and substance satisfactory to the holders of Notes, acting reasonably, with such security to be the subject of an intercreditor agreement between the lenders or noteholders under such Financing Agreement and the holders of Notes which shall be satisfactory in form and substance to the holders of the Notes, acting reasonably.

5P.           Pension Plans.  The Corporation will, and will cause each of its Subsidiaries to, make all required payments in respect of funding each pension plan applicable to such Person and otherwise fully comply with all Applicable Laws governing or affecting such plans (including the federal laws of Canada and the laws of the Province of Alberta) if the failure to make such payments or so comply individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, or could result in the imposition of any Lien on any of their respective assets.

5Q.           Present Asset Value Provisions.

5Q(1)           Present Asset Value.  During the period from the date hereof to the effective date of the next redetermination of the Present Asset Value pursuant to the provisions of this paragraph, the Present Asset Value shall be Cdn.$ $5,255,000,000.

5Q(2)           Adjustments to Present Asset Value.

(i)
The Corporation shall periodically furnish to each holder an Engineering Report as provided in paragraph 5A(vi), which sets out the Present Asset Value prior, if applicable, to any redetermination pursuant to paragraph 5Q(2).  Each such Engineering Report shall be accompanied by a projected budget prepared by the Corporation which budget shall set forth in reasonable detail all projected revenues and all projected expenditures (including capital expenditures) associated with the Oil and Gas Assets for the twelve month period beginning on the next January 1.  The methodology used to calculate the quantity of proved reserves attributable to the Oil and Gas Assets and the net present value attributable thereto in each Engineering Report shall be consistent in all material respects with the methodology used in the past Engineering Reports furnished to the holders, with such changes in methodology as may be requested by or consented to by the Required Holders of the Notes from time to time.  The Corporation shall be deemed to have made the delivery of the information in this paragraph 5Q(2)(i) if the Corporation shall have timely made Electronic Delivery thereof.

(ii)
If any Bank Credit Agreement then in effect provides for a determination of a “Borrowing Base” (or equivalent concept thereunder) and the “Borrowing Base” so determined pursuant to such Bank Credit Agreement (the “Reference Borrowing Base”) shall be less than 60% of the Present Asset Value, the Present Asset Value for the purposes of paragraph 6A(4) shall be reduced to an amount equal to 1.67 multiplied by such Reference Borrowing Base.  The redetermined Present Asset Value shall become effective on the date a Bank pursuant to any Bank Credit Agreement then in effect advises the Corporation of any Reference Borrowing Base which is less than 60% of the then current Present Asset Value, and shall remain in effect until subsequent redetermination pursuant to this paragraph 5Q(2).

(iii)
Each delivery of an Engineering Report to the holders shall be deemed to be a representation and warranty by the Corporation on the date of such delivery that (A) except as disclosed in writing to the holders at the time of such delivery, or in any Officer's Certificate delivered prior to the delivery of any such Engineering Report pursuant to paragraph 5A(vi) and except for fluctuations in the price of oil and gas generally, there has been no material adverse change with respect to the Oil and Gas Assets described in such Engineering Report since the date as of which such Oil and Gas Assets were evaluated, and (B) except as disclosed in writing to the holders at the time of such delivery and except for fluctuations in the price of oil and gas generally, to the best knowledge of the Corporation, there are no statements or conclusions in such Engineering Report or accompanying statements to such Engineering Report which are based upon or include misleading information or fail to take into account material information regarding the matters reported therein.

6.           NEGATIVE COVENANTS.  So long as any Note or amount owing under this Agreement is outstanding and remains unpaid, the Corporation covenants that:

6A.           Financial Covenants.

6A(1)           Total Indebtedness to Total EBITDA:  The Corporation will not permit Total Indebtedness at any time to exceed 325% of Total EBITDA for its most recently completed period of four consecutive fiscal quarters.

6A(2)           Total EBITDA to Total Fixed Charges:  As at the end of each fiscal quarter of the Corporation, the Corporation will not permit Total EBITDA for its most recently completed period of four consecutive fiscal quarters to be less than 400% of Total Fixed Charges for such period.

6A(3)           Total Priority Indebtedness to Total Assets:  The Corporation will not permit Total Priority Indebtedness at any time to exceed 2% of Total Assets.

6A(4)           Total Indebtedness to Present Asset Value:  The Corporation will not permit Total Indebtedness at any time to exceed 65% of Present Asset Value as most recently determined.

6B.           Liens.  The Corporation will not, and will not permit any of its Subsidiaries to, create, incur, assume, suffer to exist or otherwise have outstanding any Lien upon any of its assets, whether now owned or hereafter acquired, or upon any income, profits or proceeds therefrom, except:

(i)
Liens (other than any created pursuant to any provision of ERISA) incidental to the conduct of its business or the ownership of its assets that do not secure Indebtedness for Borrowed Money, and do not individually or in the aggregate detract from the value of its assets in any material respect, or impair the use thereof in the operation of its business, or impair the cash flow therefrom;

(ii)	Liens securing Indebtedness owed to and held by the Corporation or a Subsidiary Guarantor;

(iii)	Liens existing on the date hereof and listed in Schedule 8H; and

(iv)
other Liens (excluding general Liens such as floating charges or security interests on all personal property) on assets of the Corporation or any Subsidiary, provided that (i) after giving effect to such Liens, Total Priority Indebtedness does not exceed 2% of Total Assets, (ii) such Liens are not created to secure Indebtedness existing at such time (or replacement Indebtedness therefor), and (iii) no Default or Event of Default exists before or immediately after creation of such Lien.

6C.           Restricted Payments.  The Corporation will not, and will not permit any of its Subsidiaries to, declare, make or authorize, directly or indirectly, any Restricted Payment at any time when a Default or Event of Default exists or if a Default or Event of Default would occur if such Restricted Payment is effected.

6D.           Sale-Leasebacks.  The Corporation will not, and will not permit any of its Subsidiaries to, enter into any Sale-Leaseback unless (i) it receives proceeds equal to the fair market value of the property subject thereto at the time of the Sale-Leaseback, and (ii) immediately after giving effect thereto, the net cash proceeds in respect of all Sale-Leasebacks permitted by this paragraph (to the extent the property subject thereto remains under lease by it) do not exceed 2% of Total Assets in any fiscal year of the Corporation.

6E.           Merger; Sale or Disposition of All or Substantially All Assets.  The Corporation will not, and will not permit any of its Subsidiaries to, enter into any transaction or transactions whereby all or substantially all of its assets would become the property of any other Person, whether by way of reorganization, consolidation, amalgamation, arrangement, winding-up, merger, transfer, sale, Sale-Leaseback, or otherwise (a “Transaction”), except that:

(i)
any direct or indirect wholly-owned Subsidiary of the Corporation may effect a Transaction with the Corporation, provided that the successor entity, if it is not the Corporation, shall expressly assume, by an agreement satisfactory in substance and form to the Required Holders, or by operation of law, the obligations of the Corporation under this Agreement and the Notes (the Required Holders may require the Corporation to deliver a favourable opinion of counsel in this regard, and in regard to withholding tax matters, acceptable to the Required Holders, acting reasonably);

(ii)
any direct or indirect wholly-owned Subsidiary of a Subsidiary Guarantor may effect a Transaction with such Subsidiary Guarantor or another Subsidiary of such Subsidiary Guarantor, provided that in the case of a Transaction involving a Subsidiary Guarantor, the successor entity, if it is not the Subsidiary Guarantor, shall expressly assume, by an agreement satisfactory in substance and form to the Required Holders, or by operation of law, the obligations of the Subsidiary Guarantor under its Guarantee (the Required Holders may require the Corporation to deliver a favourable opinion of counsel in this regard, and in regard to withholding tax matters, acceptable to the Required Holders, acting reasonably);

(iii)
any direct or indirect Subsidiary of the Corporation may effect a Transaction with any other solvent Person (including, if such Subsidiary is not wholly-owned by the Corporation, a Transaction with the Corporation or a Subsidiary Guarantor) if the successor entity continues as a Subsidiary (unless the successor entity continues as the Corporation) and:

A.
the successor entity is a Person organized and existing under the laws of Canada or a province thereof, or any state of the United States of America, with a majority of its assets and business located in Canada or the United States,

B.	the Net Worth of the successor entity is not less than the Net Worth of the predecessor Subsidiary immediately prior to the transaction,

C.
if a predecessor Subsidiary is an Obligor, such successor expressly assumes, by an agreement satisfactory in substance and form to the Required Holders, or by operation of law, all obligations of such Subsidiary to the holders (the Required Holders may require the Corporation to deliver a favourable opinion of counsel in this regard, and in regard to withholding tax matters, acceptable to the Required Holders, acting reasonably), and

D.	no Default or Event of Default exists before or after such transaction; and

(iv)	the Corporation may effect a Transaction with any other solvent Person if:

A.	the successor entity is a Person organized and existing under the laws of Canada or a province thereof, or any state of the United States of America,

B.
such successor entity expressly assumes, by an agreement satisfactory in substance and form to the Required Holders, or by operation of law, the obligations of the Corporation under this Agreement and the Notes (the Required Holders may require the Corporation to deliver a favourable opinion of counsel in this regard, and in regard to withholding tax matters, acceptable to the Required Holders, acting reasonably),

C.	the Net Worth of the successor entity is not less than the Net Worth of the Corporation immediately prior to the transaction, and

D.	no Default or Event of Default exists before or after such transaction.

6F.           Sale of Assets.  Except as expressly permitted by paragraph 6E, but subject to paragraph 6J(ii), the Corporation will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of (including by way of a Sale-Leaseback), any of its assets (including equity interests or debt that it holds) to any Person, except that:

(i)	it may make any Permitted Disposition; and

(ii)	it may sell, lease, transfer or otherwise dispose of any of its assets to which value has been given in the most recent determination of Present Asset Value to any Person, provided that:

A.	such assets are sold, leased, transferred, or disposed of for proceeds not less than their fair market value at the time of such disposition,

B.	(1)	such assets, plus

(2)
all other such assets sold, leased, transferred or otherwise disposed of during the then current fiscal year (other than Permitted Dispositions), in each transaction measured by the sale proceeds, in the case of a sale, and the greater of book value or fair market value, in the case of a lease, transfer or other disposition, less

(3)	all Eligible Reinvestments made within 180 days of the date of the transaction giving rise thereto,

do not

(4)	in any such fiscal year, represent in the aggregate more than 10% of Present Asset Value as at the end of the Corporation’s most recently completed fiscal year, and

(5)
over the term of the Notes, represent in the aggregate, together with all other such assets sold, leased, transferred or otherwise disposed of since the date of this Agreement and to which value was given in the Present Asset Value at the time of such sale, lease, transfer or other disposition (other than Permitted Dispositions), more than 30% of Present Asset Value at the end of the Corporation’s most recently completed fiscal year, and

C.	no Default or Event of Default exists before or after such disposition.

6G.           Private Offering.  The Corporation will not, and will not permit any Person acting on its behalf to, offer the Notes or any part thereof or any similar securities for issue or sale to, or solicit any offer to acquire any of the same from, any Person so as to require that the offer and sale of the Notes be registered pursuant to Section 5 of the Securities Act or otherwise require the registration or qualification of the Notes or the distribution of the Notes under any applicable Canadian laws, including the Securities Act (Alberta).

6H.           Constating Documents.  The Corporation will not, and will not permit any of its Subsidiaries to, alter its articles, by-laws or other constituent documents in any manner that individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

6I.           Change of Business.  The Corporation will not, and will not permit any of its Subsidiaries to, change in any material respect the nature of its business or operations from the exploration for and production of oil and natural gas.

6J.           Related Party Transactions and Prohibited Dispositions.  The Corporation will not, and will not permit any of its Subsidiaries to:

(i)
directly or indirectly, purchase, acquire or lease any property from, or sell, transfer or lease any property to, or otherwise deal with, in the ordinary course of business or otherwise, any of its Affiliates, except:

A.
in the ordinary course of and pursuant to the reasonable requirements of the Corporation’s or such Subsidiary’s business and upon fair and reasonable terms that are no less favourable to it than those that could be obtained in an arm's length transaction with an unrelated third party, or

B.	transactions or dealings benefiting the Corporation or a Subsidiary Guarantor; and

(ii)
notwithstanding paragraph 6F or any other provision of this Agreement, sell, lease, transfer or otherwise dispose of any material assets to any other Subsidiary of the Corporation (other than a Subsidiary Guarantor);

6K.           Sale of Shares and Indebtedness of Subsidiaries.  The Corporation will not, and will not permit any Subsidiary to, sell or otherwise dispose of, or part with control of, any shares, warrants or other equity interests of any Subsidiary or any Indebtedness of the Corporation or any Subsidiary, except:

(i)	to the Corporation or a Subsidiary Guarantor or, in the case of the issuance of additional equity, to the Corporation or the Subsidiary of the Corporation which is the owner of the existing equity;

(ii)
all shares and Indebtedness of the Corporation or any Subsidiary at the time owned by or owed to an Obligor may be sold as an entirety for a cash consideration which represents the fair value (as determined in good faith by the Board of Directors (or equivalent governing body) of the Obligor) at the time of sale, provided that at the time of such sale:

A.
the entity being sold shall not own, directly or indirectly, any shares of Subsidiaries or Indebtedness of the Corporation or any Subsidiary (unless all such shares and Indebtedness are simultaneously being sold as permitted by this paragraph); and

B.	such sale complies with paragraph 6F; and

(iii)	in the case of a Subsidiary that is not a Subsidiary Guarantor, to another Subsidiary.

6L.           Issuance of Stock by Subsidiaries.  The Corporation will not permit any of its Subsidiaries to (either directly, or indirectly by the issuance of rights or options for, or securities convertible into, such shares), issue, sell or otherwise dispose of any securities of any class of its stock except:

(i)	in the case of a sale or other disposition, to the Corporation or a Subsidiary Guarantor, or as permitted by Section 6K, and

(ii)	in the case of the issuance of any securities, to the Corporation, a Subsidiary Guarantor, or the Person which is the present owner thereof.

6M.           Adverse Restrictions on Subsidiaries.  The Corporation will not, and will not permit any of its Subsidiaries to, enter into any indenture, agreement, instrument or other arrangement (other than the Financing Agreements) that directly or indirectly prohibits or restrains, or has the effect of prohibiting or restraining, or individually or in the aggregate imposes materially adverse conditions upon, the incurrence or payment of Indebtedness, the granting of Liens, the declaration or payment of dividends, the making of loans, advances or investments, or the sale, assignment, transfer or other disposition of property.

6N.           Sale or Discount of Receivables.  The Corporation will not, and will not permit any of its Subsidiaries to, sell with recourse, or discount (other than to the extent of finance and interest charges included therein) or otherwise sell for less than face value thereof, any of its notes or accounts receivable except notes or accounts receivable the collection of which is doubtful in accordance with GAAP.

6O.           ERISA Plans.  The Corporation will not, and will not permit any of its Subsidiaries or any ERISA Affiliate to, maintain or contribute to any ERISA Plan subject to Title I or Title IV of ERISA.

6P.           Swaps.  The Corporation will not, and will not permit any of its Subsidiaries to, enter into any Swaps:

(i)
which are used other than for risk management in relation to the business of the Corporation or any Subsidiary, or which are entered into other than in the ordinary course of business, or which are entered into for speculative purposes; or

(ii)	which do not comply with the applicable hedging policies with respect to Swaps approved by the board of directors of the Corporation.

6Q.           Terrorism Sanction Regulations.  The Corporation will not, and will not permit any Controlled Entity to (a) become a Blocked Person, (b) knowingly, after due inquiry, have any investments in or engage in any dealings or transactions with any Blocked Person if such investments, dealings or transactions would cause any holder of a Note to be in violation of any laws or regulations that are applicable to such holder, (c) engage in any activity that could reasonably be expected to subject any holder of a Note to sanctions under CISADA or under any applicable federal or state law that imposes sanctions on or otherwise penalizes Persons that engage in investment activities in or otherwise do business with Iran or any other country that is subject to an OFAC Sanctions Program, or (d) knowingly, after due inquiry, engage in any dealings or transactions with any Canadian Sanctions Designated Person.

7.           EVENTS OF DEFAULT.

7A.           Acceleration.  If any of the following events shall occur and be continuing for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or otherwise):

(i)
the Corporation defaults in the payment of any principal of, or Make-Whole Amount payable with respect to, any Note when the same shall become due, either by the terms thereof or otherwise as herein provided; or

(ii)	the Corporation defaults in the payment of any interest on any Note or any Tax Indemnity Amount for more than 3 days after the date due; or

(iii)
the Corporation or any Subsidiary defaults (whether as primary obligor or as guarantor or other surety) in any payment of Indebtedness for Borrowed Money beyond any period of grace provided with respect thereto (or if payable on demand, within the time required by law), or fails to perform or observe any other agreement, term or condition contained in any agreement under which any such obligation is created (or if any other event thereunder or under any such agreement shall occur and be continuing) and the effect of such failure or other event is to cause, or to permit the holder or holders of such obligation (or a trustee on behalf of such holder or holders) to cause, such obligation to become due (or to be repurchased by the Corporation or any Subsidiary) prior to any stated maturity, provided that the aggregate amount of all obligations as to which such a payment default shall occur and be continuing or such a failure or other event causing or permitting acceleration (or resale to the Corporation or any Subsidiary) shall occur and be continuing exceeds the Threshold; or

(iv)
any representation or warranty made by or on behalf of the Corporation or any Subsidiary or any of its officers herein or in any other writing furnished in connection with or pursuant to this Agreement or the transactions contemplated hereby or any Guarantee shall be false in any material respect on the date as of which made; or

(v)	the Corporation fails to perform or observe any agreement contained in paragraph 6A, 6B, 6C, 6E or 6F; or

(vi)
the Corporation or any Subsidiary fails to perform or observe any other agreement, term or condition contained herein or any Guarantee and such failure shall not be remedied within 30 days after any Responsible Officer obtains actual knowledge thereof; or

(vii)	the Corporation or any Subsidiary (other than an Immaterial Subsidiary) shall:

A.
become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or admit in writing its inability to pay its debts generally, or declare any general moratorium on its indebtedness, or propose a compromise or arrangement between it and any class of its creditors,

B.
commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), or make an assignment of its property for the general benefit of its creditors under such Act, or make a proposal (or file a notice of its intention to do so) under such Act,

C.
institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement (other than one permitted under paragraph 6E), adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, plans of arrangement (other than those permitted under paragraph 6E), relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and any applicable Business Corporations Act or Companies Act), or at common law or in equity,

D.
apply for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property, or

E.
threaten to do any of the foregoing, or take any action, corporate or otherwise, to approve, consent to or authorize any of the actions described in this clause (vii) or in clause (viii), or otherwise act in furtherance thereof, or fail to act in defense thereof; or

(viii)	any petition shall be filed, application made or other proceeding instituted against or in respect of the Corporation or any Subsidiary (other than an Immaterial Subsidiary):

A.	seeking to adjudicate it an insolvent,

B.	seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada),

C.
seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement (other than one permitted under paragraph 6E), adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, plans of arrangement (other than those permitted under paragraph 6E), relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and any applicable Business Corporations Act or Companies Act), or at common law or in equity, or

D.
seeking the entry of an order for relief or the appointment of a receiver, interim receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of 60 days after the institution thereof, provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) in the interim and such order, decree or judgment is not stayed or discharged within 5 days of it being granted, such grace period shall cease to apply; or

(ix)	any other event shall occur which, under the laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in clauses (vii) or (viii); or

(x)
any order, judgment or decree is entered in any proceedings against the Corporation or any Subsidiary decreeing a split-up which requires the divestiture of assets representing a substantial part, or the divestiture of stock (which shall include trust units and other equity interests) of the Corporation or any Subsidiary whose assets represent a substantial part of Total Assets or which requires the divestiture of assets or stock of the Corporation or any Subsidiary which shall have contributed a substantial part of Total Net Income for any of the three fiscal years then most recently ended, and such order, judgment or decree remains unstayed and in effect for more than 30 days; or

(xi)
any property of the Corporation or any Subsidiary having a fair market value in the aggregate in excess of the Threshold shall be seized (including by way of execution, attachment, garnishment or distraint) or any Lien thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a Governmental/Judicial Body, or any writ of enforcement, writ of execution or distress warrant shall exist in respect of the Corporation or any Subsidiary or the property of any of them, or any sheriff or other Person shall become lawfully entitled to seize or distrain upon such property under the Civil Enforcement Act (Alberta), the Workers' Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other Applicable Laws whereunder similar remedies are provided, and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not be released or discharged for more than 30 days, provided that, if the property is removed from the use of the Corporation or any Subsidiary, or is sold, in the interim, such grace period shall cease to apply; or

(xii)
one or more judgments or orders for the payment of money or the delivery of property in an aggregate amount or value in excess of the Threshold  is rendered against the Corporation or any Subsidiary, and either (i) enforcement proceedings have been commenced by any creditor upon any such judgment or order, or (ii) within 30 days after entry thereof, such judgment is not discharged or execution thereof stayed pending appeal, or within 30 days after the expiration of any such stay, such judgment is not discharged; or

(xiii)
this Agreement, any Note, any Guarantee or any material provision of any thereof shall at any time for any reason cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any party thereto (for the purposes of this clause, excluding the holders), or a party thereto shall deny that it has any or any further liability or obligation thereunder, or any action or proceeding shall be commenced to enjoin or restrain the performance or observance by a party thereto of the terms thereof or to question the validity or enforceability thereof, or at any time it shall be unlawful or impossible for a party thereto to perform any of its obligations thereunder; or

(xiv)	other than as permitted hereunder, the Corporation or any Subsidiary shall cease or threaten to cease to carry on all or any part of its business that is material on a consolidated basis; or

(xv)	any Subsidiary Guarantor ceases at any time to be a wholly-owned direct or indirect Subsidiary of the Corporation;

then:

A.
if such event is an Event of Default specified in clause (i) or (ii) of this paragraph 7A, any holder may at its option, by notice in writing to the Corporation, declare all of the Notes held by such holder to be, and all of the Notes held by such holder shall thereupon be and become, immediately due and payable together with interest accrued thereon and together with the Make-Whole Amount, if any, with respect to the Notes, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Corporation,

B.
if such event is an Event of Default specified in clause (vii), (viii) or (ix) of this paragraph 7A with respect to an Obligor, all of the Notes at the time outstanding shall automatically become immediately due and payable together with interest accrued thereon and together with the Make-Whole Amount, if any, with respect to the Notes, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Corporation, and

C.
if such event is any Event of Default other than as specified in the preceding clause (B) above (but for certainty including clause (A) above), the Required Holder(s) of the Notes may at its or their option by notice in writing to the Corporation, declare all of the Notes to be, and all of the Notes shall thereupon be and become, immediately due and payable together with interest accrued thereon and together with the Make-Whole Amount, if any, with respect to each Note, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Corporation.

The Corporation acknowledges, and the parties hereto agree, that each holder has the right to maintain its investment in the Notes free from repayment by the Corporation (except as herein specifically provided for) and that the provision for payment of the Make-Whole Amount by the Corporation in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

7B.           Rescission of Acceleration.  At any time after any or all of the Notes shall have been declared immediately due and payable pursuant to paragraph 7A, the Required Holder(s) of the Notes may, by notice in writing to the Corporation, rescind and annul such declaration and its consequences if

(i)
the Corporation shall have paid all overdue interest on the Notes, the principal of and Make-Whole Amount, if any, payable with respect to any Notes which have become due otherwise than by reason of such declaration, and interest on such overdue interest and overdue principal at the rate specified in the Notes, and Make-Whole Amount,

(ii)	the Corporation shall not have paid any amounts which have become due solely by reason of such declaration,

(iii)	all Events of Default and Defaults, other than non-payment of amounts which have become due solely by reason of such declaration, shall have been cured or waived pursuant to paragraph 11C, and

(iv)	no judgment or decree shall have been entered for the payment of any amounts due pursuant to the Notes or this Agreement.

No such rescission or annulment shall extend to or affect any subsequent Event of Default or Default or impair any right arising therefrom.

7C.           Notice of Acceleration or Rescission.  Whenever any Note shall be declared immediately due and payable pursuant to paragraph 7A or any such declaration shall be rescinded and annulled pursuant to paragraph 7B, the Corporation shall forthwith give written notice thereof to the holder of each Note at the time outstanding.

7D.           Other Remedies.  If any Event of Default or Default shall occur and be continuing, any holder may proceed to protect and enforce its rights under this Agreement and such Note by exercising such remedies as are available to such holder in respect thereof under applicable law, either by suit in equity or by action at law, or both, whether for specific performance of any covenant or other agreement contained in this Agreement or in aid of the exercise of any power granted in this Agreement.  No remedy conferred in this Agreement upon any holder is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or in equity or by statute or otherwise.

8.           REPRESENTATIONS, COVENANTS AND WARRANTIES.  The Corporation represents, covenants and warrants as follows:

8A.           Organization of the Corporation.  The Corporation is a corporation duly organized and validly existing in good standing under the laws of Alberta, is duly registered as an extra-provincial corporation under the laws of Saskatchewan, British Columbia and Manitoba, and has the corporate power to own its property and to carry on its business as now being conducted.

8B.           Organization of 1504793.  1504793 is a corporation duly organized and validly existing in good standing under the laws of Alberta, and has the corporate power to own its property and to carry on its business as now being conducted. All of the outstanding shares of capital stock of 1504793 are owned directly by the Corporation, have been validly issued, are fully paid and nonassessable and are owned free and clear of any Lien.

8C.           Organization of the Partnership.  The Partnership is a general partnership duly organized and validly existing in good standing under the laws of Alberta, and has the partnership power to own its property and to carry on its business as now being conducted.  The only partners in the Partnership are the Corporation and 1504793.  The Corporation is duly and properly appointed as the managing partner of the Partnership and has full power and authority to enter into contracts on behalf of and binding upon the Partnership and its assets in accordance with the terms of the Partnership Agreement.

8D.           Organization and Ownership of Shares of Other Subsidiaries; Affiliates.

(i)
Schedule 8D contains complete and correct lists (i) of the Corporation’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares or units of each class of its capital or similar equity interests outstanding owned by the Corporation and its Subsidiaries, and (ii) of the Corporation’s Affiliates, other than Subsidiaries; and

(ii)
No Subsidiary of an Obligor is a party to, or otherwise subject to any legal restriction or any agreement (other than the Financing Agreements or customary limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay out of profits or make any other similar distributions of profits to the Obligor that owns outstanding shares or units of capital or similar equity interests of such Subsidiary.

8E.           Execution and Enforceability.  The execution, delivery and performance by the Corporation and the Subsidiary Guarantors of this Agreement, the Notes and the Guarantees to which each is a party are within their respective corporate or partnership powers, as applicable, and have been duly authorized by all necessary corporate and partnership action.  This Agreement, the Notes and the Guarantees constitute legal, valid and binding obligations of the Corporation and the Subsidiary Guarantors parties thereto enforceable against them in accordance with their respective terms.

8F.           Financial Statements.  The Corporation has furnished each Purchaser of the Notes with the following financial statements: a consolidated balance sheet of ARC Energy Trust as at December 31 in each of the fiscal years 2008, 2009 and 2010, and a consolidated statement of income (loss) and accumulated earnings, statement of cash flows, statement of cash distributions and accumulated distributions of ARC Energy Trust for each such year, all reported on by Deloitte & Touche LLP.  The Corporation has also furnished each Purchaser of the Notes with the following financial statements: a consolidated balance sheet of the Corporation as at December 31, 2011 and a consolidated statement of income, a consolidated statement of comprehensive income, a statement of changes in shareholders equity and a consolidated statement of cash flow of the Corporation for such year, all reported on by Deloitte & Touche LLP, and  consolidated balance sheets of the Corporation as at March 31, 2012 and June 30, 2012, respectively, and a consolidated statement of income, a consolidated statement of comprehensive income, a statement of changes in shareholders equity and a consolidated statement of cash flow of the Corporation for each such quarter.  Such financial statements (including any related schedules and/or notes) are true and correct in all material respects, have been prepared in accordance with GAAP consistently followed throughout the periods involved and show all liabilities, direct and contingent, of ARC Energy Trust and the Corporation, as applicable, required to be shown in accordance with such principles.  The balance sheets fairly present the condition of ARC Energy Trust and the Corporation, as applicable, as at the dates thereof, and the  other financial statements fairly present the results of the operations of ARC Energy Trust and the Corporation, as applicable, and their cash flows for the periods indicated.

There has been no material adverse change in the business, property or assets, condition (financial or otherwise) or operations of the Corporation and its Subsidiaries on a consolidated basis since December 31, 2011.

8G.           Actions Pending.  There is no action, suit, investigation or proceeding pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries, or any of their respective properties or rights, by or before any court, arbitrator or administrative or governmental body which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.  There is no action, suit, investigation or proceeding pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries which purports to affect the validity or enforceability of this Agreement, any Note or any Guarantee.

8H.           Outstanding Indebtedness.  Schedule 8H sets forth a complete and correct list of all Indebtedness of the Corporation and its Subsidiaries as of August 17, 2012 (including a description of the obligors and obligees, principal amount outstanding, guarantees thereof, if any, and security therefor, if any, but excluding (i) any Indebtedness under any individual agreement in an amount less than Cdn. $10,000,000 (or its equivalent in U.S. Dollars) and (ii) any Indebtedness owing to the Corporation or a Subsidiary Guarantor), and since such date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of such Indebtedness of the Corporation and its Subsidiaries.  The Corporation and its Subsidiaries are not in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness in excess of the Threshold  and no event or condition exists with respect to any Indebtedness of the Corporation or any of its Subsidiaries  in excess of the Threshold that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

8I.           Title to Properties.  The Corporation and its Subsidiaries have good and valid title to their respective real properties (other than properties which they lease) and good title to all of their other respective properties and assets, including the properties and assets reflected in the most recent audited balance sheet referred to in paragraph 8F (other than properties and assets disposed of in the ordinary course of business and as permitted hereby), subject to no Lien of any kind except Liens permitted by paragraph 6B.  All leases necessary in any material respect for the conduct of the respective businesses of the Corporation and its Subsidiaries are valid and subsisting and are in full force and effect.

8J.           Taxes.  The Corporation and its Subsidiaries have filed all federal, state and other income tax returns which, to the best knowledge of the officers of the Corporation, are required to be filed, and each has paid all taxes as shown on such returns and on all assessments received by it to the extent that such taxes have become due, except such taxes as are being contested in good faith by appropriate proceedings for which, in the reasonable opinion of the Corporation, adequate reserves have been established in accordance with GAAP.

8K.           Conflicting Agreements and Other Matters.  The Corporation and its Subsidiaries are not parties to any contract or agreement or subject to any charter or other corporate or trust restriction which materially and adversely affects its business, property or assets, condition (financial or otherwise) or operations.

Neither the execution nor delivery of this Agreement, the Notes or the Guarantees, nor the offering, issuance and sale of the Notes, nor fulfillment of nor compliance with the terms and provisions hereof and thereof will conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, or result in the creation of any Lien upon any of the properties or assets of the Corporation or any Subsidiary, pursuant to, their respective charters or by-laws or trust documents, any award of any arbitrator or any agreement or instrument (including any agreement with equityholders, and those listed in Schedule 8K), or Applicable Law to which any is subject.

The Corporation and its Subsidiaries are not parties to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness, any agreement relating thereto or any other contract or agreement (including its charter) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of the type to be evidenced by the Notes or a Guarantee, except as set forth in the agreements listed in Schedule 8K.

8L.           Private Offering by the Corporation.

(i)
Neither the Corporation nor any Person acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and not more than 70 other Institutional Investors, each of which has been offered the Notes at a private sale for investment.  Neither the Corporation nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction;

(ii)
In the case of each offer or sale of the Notes, no form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act was used in the United States by the Corporation nor any Person acting on its behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or over the Internet, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; and

(iii)
No securities of the same class or series as the Notes have been issued and sold by the Corporation nor any Person acting on its behalf in the United States or to any U.S. person as such persons are defined in Rule 902 of Regulation S under the Securities Act within the six-month period immediately prior to the date hereof.

8M.           Use of Proceeds.  The proceeds of sale of the Notes will be used as provided in paragraph 5M.  No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Corporation in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).  Margin stock does not constitute any of the value of the consolidated assets of the Corporation, and the Corporation does not have any present intention that margin stock will constitute any of the value of such assets.  As used in this paragraph 8M, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

8N.           ERISA and Non-U.S. Plans.

(i)	None of the Corporation, its Subsidiaries nor any ERISA Affiliates maintain or contribute to any ERISA Plan subject to Title I or Title IV of ERISA;

(ii)
The execution and delivery of this Agreement and the issuance and sale of the Notes will be exempt from or will not involve any transaction which is subject to the prohibitions of section 406 of ERISA and will not involve any transaction in connection with which a penalty could be imposed under section 502(i) of ERISA or a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code.  The representation by the Corporation in the preceding sentence is made in reliance upon and subject to the accuracy of the representation of each Purchaser in paragraph 9B as to the source of funds to be used by it to purchase any Notes;

(iii)
None of the Corporation, its Subsidiaries nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3(3) of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Corporation, its Subsidiaries or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Corporation, its Subsidiaries or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to section 430(K) of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material; and

(iv)
All Non-U.S. Plans have been established, operated, administered and maintained in compliance with all laws, regulations and orders applicable thereto, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect.  All premiums, contributions and any other amounts required by applicable Non-U.S. Plan documents or applicable laws to be paid or accrued by the Corporation or its Subsidiaries have been paid or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect.

8O.           Governmental Consent.  Neither the nature of the Corporation and its Subsidiaries, nor any of their respective businesses or properties, nor any relationship between the Corporation or any Subsidiary and any other Person, nor any circumstance in connection with the offering, issuance, sale or delivery of the Notes is such as to require any authorization, consent, approval, exemption or any action by or notice to or filing with any court or administrative or governmental or regulatory body (other than routine filings as required by the Securities and Exchange Commission and/or state securities and Blue Sky authorities, or any Canadian provincial securities authority) in connection with the execution and delivery of this Agreement, the offering, issuance, sale or delivery of the Notes, or fulfillment of or compliance with the terms and provisions hereof and the Notes.

8P.           Compliance with Laws.  The Corporation and its Subsidiaries and all of their respective properties and facilities have complied at all times and in all respects with all Applicable Laws, including Applicable Environmental Laws and laws relating to Canadian pension obligations except, in any such case, where failure to comply could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

8Q.           Operation of Properties.  To the best of the Corporation's knowledge, after due inquiry, all of the oil, gas and other wells of the Corporation and its Subsidiaries have been drilled, completed, shut-in, abandoned (and it has abandoned such wells if they were required by Applicable Laws to have been abandoned), and the facilities, plants and equipment in respect thereof have been operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all Applicable Laws, except to the extent that the failure to comply could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

8R.           Disclosure.  The Corporation, through its placement agent, Citigroup Global Markets Inc., has delivered to each Purchaser a copy of a confidential private placement memorandum, dated July 2012 (the “Memorandum”), relating to the transactions contemplated hereby.  The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Corporation and its Subsidiaries.  This Agreement, the Memorandum (but excluding any forecasts or projections included therein), the documents, certificates or other writings identified in Schedule 8R (each of which has been delivered to the Purchasers by or on behalf of the Corporation in connection with the transactions contemplated hereby), and the financial statements identified in paragraph 8F  (this Agreement, the Memorandum and such documents, certificates or other writings and financial statements delivered to each Purchaser prior to July 26, 2012 being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  In the case of any forecasts or projections included in the Memorandum, all such forecasts and projections were prepared in good faith based on assumptions considered reasonable by the Corporation at the time of delivery of the Memorandum.  Except as disclosed in the Disclosure Documents, since December 31, 2011 there has been no change in the financial condition, operations, business or properties of the Corporation and its Subsidiaries except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.  There is no fact known to the Corporation or any of its Subsidiaries that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

8S.           Environmental Disclosure.  The Corporation and its Subsidiaries have no material contingent liability of which the Corporation has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Materials into the environment, and no Hazardous Materials have been released on their real property (whether by the Corporation and its Subsidiaries or, to the Corporation's knowledge, any predecessor in title), or now exist thereon, in a manner contrary to Applicable Environmental Laws and which could result in a material expenditure for clean-up. The Corporation and its Subsidiaries do not directly or indirectly generate, transport, handle, treat, store, recycle or dispose of Hazardous Materials (other than substances associated with or necessarily incidental to the conduct of their business as described in paragraph 6I).

8T.           Environmental Risk Management.  The Corporation and its Subsidiaries have implemented and are now maintaining a prudent periodic program for environmental risk management in accordance with industry standards for comparable entities, including allocating sufficient officers and employees and officer/employee time to environmental matters, developing employee expertise, conducting training exercises, carrying out site inspections and audits, developing contingency plans, developing and predetermining a prompt and effective emergency response, maintaining awareness of Applicable Environmental Laws, industry standards, policies and initiatives, evaluating contractors, evaluating prospective tenants or purchasers of its property as potential handlers of Hazardous Materials, and maintaining pollution prevention systems.

8U.           Pari Passu.  All payment obligations of the Corporation hereunder and under the Notes rank at least pari passu in priority of payment with its Indebtedness in respect of any Financing Agreement, any Swap Agreement and with its other most senior unsecured and unsubordinated Indebtedness. All payment obligations of each Subsidiary Guarantor under the Guarantees rank at least pari passu in priority of payment with its Indebtedness in respect of any Financing Agreement, any Swap Agreement and with its other most senior unsecured and unsubordinated Indebtedness.

8V.           Foreign Assets Control Regulations, Etc.

(i)
Neither the Corporation nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of Treasury (“OFAC”) (an “OFAC Listed Person”) or (ii) a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (ii), a “Blocked Person”).  Neither the Corporation nor any Controlled Entity is engaged in any activity that could reasonably be expected to subject any holder to sanctions under CISADA or under any applicable state law that imposes sanctions on Persons that do business with Iran or any other country that is subject to an OFAC Sanctions Program.

(ii)
No part of the proceeds from the sale of the Notes hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Corporation or indirectly through any Controlled Entity, in connection with any investment in, or any transactions or dealings with, any Blocked Person.

(iii)
To the Corporation’s actual knowledge after making due inquiry, neither the Corporation nor any Controlled Entity (i) is under investigation by any Governmental/Judicial Body for, or has been charged with, or convicted of, money laundering, drug trafficking or terrorist-related activities under any applicable law (collectively, “Anti-Money Laundering Laws”), (ii) has been assessed civil penalties under any Anti-Money Laundering Laws or (iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Corporation has taken reasonable measures appropriate to the circumstances (in any event as required by applicable law) to ensure that the Corporation and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti-Money Laundering Laws.

(iv)
No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in violation of applicable law.  The Corporation has taken reasonable measures appropriate to the circumstances (in any event as required by applicable law) to ensure that the Corporation and each Controlled Entity is and will continue to be in compliance with all applicable current and future anti-corruption laws and regulations.

(v)
Neither the Corporation nor any Controlled Entity is (i) a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada), or any associated regulations (each a “Canadian Sanctions Designated Person”), (ii) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person, or (iii) knowingly is in possession or control of any property or entity that is owned or controlled by a Canadian Sanctions Designated Person.

8W.           Status under Certain Statutes.  None of the Corporation nor any of its Subsidiaries is subject to regulation under the United States Investment Company Act of 1940, as amended, the United States ICC Termination Act of 1995, as amended, the United States Public Utility Holding Company Act of 2005 or the United States Federal Power Act, as amended.

8X.           Rule 144A.  The Notes are not of the same class as securities of the Corporation, if any, listed on a national securities exchange, registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.

8Y.           Withholding Taxes.  Each of the Corporation and the Subsidiary Guarantors is permitted to make all payments under this Agreement, the Notes and the Guarantees, as applicable (in each case, a “Payment”) to a holder free and clear of and without deduction for or on account of any Taxes imposed by Canada or any province or other political subdivision thereof or applicable Governmental Body therein or by any taxing authority thereof in which the Corporation or any Subsidiary Guarantor carries on business or from which Payments are made (collectively, “Imposed Taxes”), and any such amounts as are owing or payable or which become owing or payable by and are paid to a holder will not presently be subject to any Imposed Taxes imposed, levied, assessed or collected by Canada or any province or other political subdivision thereof or any taxing authority thereof, provided that at all relevant times:

(i)
such holder does not use the Notes in, or hold the Notes in the course of, carrying on business in Canada, and is not deemed to use the Notes in connection with a business carried on in Canada for the purposes of the Tax Act, and if such holder carries on an insurance business in Canada and elsewhere, it establishes that the debt evidenced by the Notes is neither “designated insurance property” (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)), as amended or substituted from time to time, nor effectively connected with the insurance business it carries on in Canada;

(ii)	the holder deals at arm’s length with the Corporation for the purposes of the Tax Act;

(iii)	the holder is not resident in Canada and is not deemed to be resident in Canada for the purposes of the Tax Act; and

(iv)	the holder is not a “specified non-resident shareholder” nor a non-resident person not dealing at arm’s length with a specified shareholder for the purposes of subsection 18(5) of the Tax Act.

8Z.           Intellectual Properties.  All patents, patent applications, copyrights, copyright applications, trade secrets, trade names and trademarks, technologies, methods, processes or other proprietary properties or information (collectively “Intellectual Properties”) which are used by the Corporation and its Subsidiaries in the conduct of their business are either owned by them or are used, employed or practiced by them under valid and existing licenses, grants, “shop rights”, or other rights, except, in any such case, as could not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect.  None of the Corporation nor any Subsidiary has received a notification of infringement of any patent, copyright, trademark or trade name, or any application therefor from any person which involves any design, discovery, invention, process, formula, method, trade secret, technology, mark or logo which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.  No officer, director or employee of the Corporation or any Subsidiary owns or has any interest in any trademark, trade name, patent, copyright, any application therefor, or trade secret, invention or process, if any, used by the Corporation or any Subsidiary in connection with its businesses.

8AA.           Labour and Employee Relations Matters.  The Corporation and its Subsidiaries are not and do not expect to be the subject of any union organizing activity or material labour dispute, and none has violated any applicable federal or state law or regulation relating to labour or labour practices, except, in all cases, any such organizing activity, labour disputes and violations, which individually or in the aggregate could not  reasonably be expected to have a Material Adverse Effect.

9.           REPRESENTATIONS AND AGREEMENTS OF THE PURCHASERS.

9A.           Purchase for Investment.  Each Purchaser severally represents that it is purchasing the Notes as principal for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds on behalf of which its purchase is deemed to be as principal under applicable securities legislation, for investment purposes, and not with a view to the distribution thereof, provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control.  Each Purchaser understands that the Notes have not been registered under the Securities Act and that the distribution of the Notes has not been qualified by a prospectus under Canadian federal or provincial securities laws and may be transferred or resold (including by pledge or hypothecation) only if registered pursuant to the provisions of the Securities Act and a valid qualification under applicable state or provincial securities or “blue sky” laws, or if an exemption from registration or qualification is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be transferred or resold (including by pledge or hypothecation) in Canada only in compliance with applicable Canadian federal and provincial securities laws, and that the Corporation is not required to register the Notes or qualify their distribution in the United States or Canada.  Such Purchaser has been advised to consult its own legal advisors with respect to applicable re-sale restrictions and it will comply with all applicable securities legislation concerning any re-sale of the Notes.  Such Purchaser is knowledgeable, sophisticated and experienced in business and financial matters; it has previously invested in securities similar to the Notes (but issued by other Persons); and it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is able to bear the economic risk of its investment in the Notes and is presently able to afford the complete loss of such investment; it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is an “accredited investor” as such term is defined in National Instrument 45-106 and it (i) is a resident of Canada, (ii) was offered the Notes in Canada and executed this Agreement in Canada, or (iii) is an Institutional Accredited Investor; and it acknowledges it has been afforded sufficient access to information about the Corporation and its Subsidiaries and their financial condition and business sufficient to enable it to evaluate its investment in the Notes.

The Purchasers acknowledge that the Notes shall bear a legend substantially in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER AUGUST 23, 2012.

Each Purchaser acknowledges that the Notes are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that such Notes have not been registered under the Securities Act.

Each of the Purchasers and each subsequent holder, by its acceptance thereof, agrees that no transfer or sale (including by pledge or hypothecation) of Notes by any holder which is otherwise permitted hereunder, other than a transfer or sale to the Corporation, shall be effective, unless such transfer or sale is made in accordance with applicable Canadian securities laws and:

A.	pursuant to an effective registration statement under the Securities Act and a valid qualification under applicable state securities or “blue sky” laws; or

B.	without such registration or qualification as a result of the availability of an exemption therefrom.

9B.           Source of Funds.  Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by such Purchaser to pay the purchase price of the Notes to be purchased by it hereunder:

(i)
the Source is an “insurance company general account” (as the term is defined in the United States Department of Labor’s Prohibited Transaction Exemption (“PTE”) 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the NAIC (the “NAIC Annual Statement”)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser’s state of domicile; or

(ii)
the Source is a separate account that is maintained solely in connection with such Purchaser’s fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(iii)
the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Purchaser to the Corporation in writing pursuant to this clause (iii), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(iv)
the Source constitutes assets of an “investment fund” (within the meaning of Part VI of PTE 84-14 (the “QPAM Exemption”)) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan’s assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, as of the last day of the most recent calendar quarter, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of "control" in Section VI(e) of the QPAM Exemption) maintains an ownership interest in the Corporation that would cause the QPAM and the Corporation to be “related” within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Corporation in writing pursuant to this clause (iv); or

(v)
the Source constitutes assets of a “plan(s)” (within the meaning of section IV of PTE 96-23 (the “INHAM Exemption”)) managed by an “in-house asset manager” or “INHAM” (within the meaning of Part IV of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of “control” in section IV(d) of the INHAM Exemption) owns a 5% or more interest in the Corporation and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Corporation in writing pursuant to this clause (v); or

(vi)	the Source is a governmental plan as defined in Section 3(32) of ERISA; or

(vii)
the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Corporation in writing pursuant to this clause (vii); or

(viii)	the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this paragraph 9B, the terms “employee benefit plan,” “governmental plan,” and “separate account” shall have the respective meanings assigned to such terms in section 3 of ERISA.

9C.           Deemed Representation.  By its acquisition and holding of a Note, each Transferee will be deemed to represent that the statements in paragraph 9B are correct with respect to each Source being used by it to acquire the Notes.

9D.           Purchasers Bound.  The Purchasers agree that they shall be bound by  any limitations in respect of their respective rights as are contained in the Guarantees to the same extent as if they were signatories thereto.

10.           DEFINITIONS.  For the purpose of this Agreement, the terms defined in paragraph 10A shall have the respective meanings specified therein, and all accounting matters shall be subject to determination as provided in paragraph 10B:

10A.           Definitions.

“1504793” shall mean shall mean 1504793 Alberta Ltd., a corporation under the laws of Alberta.

“2004 Note Agreement” means the Note Agreement dated April 27, 2004 among the Corporation, as issuer, and the 2004 Noteholders, as amended by First Amendment to 2004 Note Agreement dated April 14, 2009, Second Amendment to 2004 Note Agreement dated March 31, 2010, and Third Amendment to 2004 Note Agreement dated January 1, 2011, and as further amended, restated, supplemented, modified or replaced from time to time.

“2004 Noteholders” means the holders of the notes issued from time to time under the 2004 Note Agreement.

“2009 Note Agreement” means the Note Agreement dated April 14, 2009 among the Corporation, as issuer, and the 2009 Noteholders, as amended by First Amending Agreement dated as of January 1, 2011, and as further amended, restated, supplemented, modified or replaced from time to time.

“2009 Noteholders” means the holders of the notes issued from time to time under the 2009 Note Agreement.

“2010 Note Agreement” means the Note Agreement dated May 27, 2010 among the Corporation, as issuer, and the 2010 Noteholders, as amended by First Amending Agreement dated as of January 1, 2011, and as further amended, restated, supplemented, modified or replaced from time to time.

“2010 Noteholders” means the holders of the notes issued from time to time under the 2010 Note Agreement.

“Accounting Change” is defined in paragraph 10B(2).

“Accounting Change Notice” is defined in paragraph 10B(2).

“Additional Payments” is defined in paragraph 4C.

“Agreement” is defined in paragraph 11C(1).

“Affiliate” shall mean:

(i)
any Person which, directly or indirectly, controls, is controlled by, or is under common control with, another Person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of Voting Stock or by contract or otherwise;

(ii)	any Person who beneficially owns or holds 10% or more of any class of shares of a Person; or

(iii)
any Person, 10% or more of any class of shares (or in the case of a Person that is not a corporation, 10% or more of the partnership or equity interests) of which is beneficially owned or held by another Person.

“Anti-Money Laundering Laws” is defined in paragraph 8V(iii).

“Anti-Terrorism Order” means United States Executive Order No. 13,224 of September 24, 2001, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism, 66 U.S. Fed. Reg. 49, 079 (2001), as amended.

“Applicable Environmental Laws” shall mean those Applicable Laws which pertain to the environment or the release of Hazardous Materials into the environment, and includes any condition or requirement contained in a permit, licence, approval, consent or other document issued pursuant to such laws.

“Applicable Laws” shall mean, in relation to any Person, transaction or event:

(i)	all applicable provisions of laws, statutes, rules and regulations and official interpretations thereof from time to time in effect of any Governmental/Judicial Body; and

(ii)
all judgments, orders, awards, decrees, official directives, writs and injunctions from time to time in effect of any Governmental/Judicial Body in any action, proceeding or matter in which the Person is a party or by which it or its property is bound or having application to the transaction or event.

“Authorized Officer” shall mean, in the case of the Corporation, its chief executive officer, its chief financial officer, its vice president finance, its treasurer or any vice president designated as an “Authorized Officer” of the Corporation for the purpose of this Agreement in an Officer's Certificate executed by the Corporation's chief executive officer, its chief financial officer or its vice president finance and delivered to the Purchasers.  Any action taken under this Agreement on behalf of the Corporation by any individual who on or after the date of this Agreement shall have been an Authorized Officer of the Corporation and who a Purchaser in good faith believes to be an Authorized Officer of the Corporation at the time of such action shall be binding on the Corporation even though such individual shall have ceased to be an Authorized Officer of the Corporation.

“Bank Credit Agreements” shall mean, as at the date hereof, the following:

(i)
Amended and Restated Credit Agreement dated August 4, 2010, as amended  by a first amending agreement dated January 1, 2011 and as further amended by a second amending agreement dated September 23, 2011 among the Corporation, the Banks, and Royal Bank of Canada as administrative agent for the Banks, providing for a Cdn. $1,000,000,000 credit facility; and

(ii)	letter loan agreement dated September 23, 2011 between the Corporation and Royal Bank of Canada providing for a Cdn.$50,000,000 credit facility;

and hereafter shall mean each agreement and document pursuant to which any Bank has extended any credit to the Corporation or any Subsidiary, whether in replacement or substitution of, or in addition to, the foregoing.

“Banks” shall mean, as at the date hereof, Royal Bank of Canada, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Bank of Montreal, The Toronto-Dominion Bank, Alberta Treasury Branches, National Bank of Canada, Citibank, N.A., Canadian Branch, Société Générale, Canada Branch and Union Bank, Canada Branch, Wells Fargo Bank N.A., London Branch and Bank of America, N.A., Canada Branch and hereafter shall mean each Institutional Investor that is party to a credit facility with the Corporation or any Subsidiary.

“Blocked Person” is defined in paragraph 8V(i).

“Business Day” means (a) for the purposes of paragraph 4H only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York, Toronto, Ontario or Calgary, Alberta are required or authorized to be closed.

“Canadian Dollars” or “Cdn.$” means lawful money of Canada.

“Canadian Sanctions Designated Person” is defined in paragraph 8V(v).

“Capitalized Lease Obligation” shall mean, with respect to any Person, any rental obligation which, under GAAP, is required to be capitalized on the books of the Person, taken at the amount thereof accounted for as indebtedness (net of interest expenses) in accordance with such principles, but which excludes any lease which, in accordance with GAAP as in effect on December 31, 2010, was characterized as an operating lease.

“Change in Tax Law” is defined in paragraph 4C.

“Change of Control” means, in respect of the Corporation,, the acquisition by any Person or any persons acting jointly or in concert (as determined by the Securities Act (Alberta), whether directly or indirectly, of voting securities of the Corporation which, together with all other voting securities of the Corporation held by such persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Corporation, provided that a Change of Control shall be deemed not to occur if either the Corporation or the long term senior unsecured and unsubordinated debt of the Corporation or the acquiror, as applicable (which entity in any event continues to be, or becomes, a guarantor of the Notes) is rated Investment Grade by at least two rating agencies referred to in the definition thereof, or if the Corporation or its long term senior unsecured and unsubordinated debt is rated by three or more rating agencies, a majority of such rating agencies.

“Change of Control Prepayment Notice” is defined in paragraph 4D.

“Change of Control Prepayment Acceptance Notice” is defined in paragraph 4D.

“Closing” and “Closing Day” are defined in paragraph 2 .

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“CISADA” means the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, United States Public Law 111195, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Controlled Entity” means any of the Subsidiaries of the Corporation and any of their or the Corporation’s respective Controlled Affiliates. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Default” shall mean any of the events specified in paragraph 7A, whether or not any requirement for such event to become an Event of Default has been satisfied.

“Default Rate” means:

(i)
in respect of amounts in U.S. Dollars,  that rate of interest that is the greater of (a) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Series G or Series H Notes, as applicable, and (b) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate; and

(ii)
in respect of amounts in Canadian Dollars, that rate of interest that is the greater of (a) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Series I Notes and (b) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada, provided that where “Default Rate” is used in a context that cannot be attributed to any particular Note, and more than one Series of Notes denominated in the applicable currency is then outstanding, then clause (a) of each of the preceding paragraphs (i) and (ii) shall refer to the outstanding Series of Notes with the highest stated rate of interest.

“Disclosure Documents” shall have the meaning set forth in paragraph 8R.

“Electronic Delivery” is defined in paragraph 5A(i).

“Eligible Reinvestments” means any of the following:

(i)	expenditures to explore and develop the existing petroleum and/or natural gas properties of the Corporation and its Subsidiaries in Canada or the continental United States of America; and

(ii)
investments (whether by purchase, exchange of other properties, or other outlay, and whether direct or by acquisition of Voting Stock) to acquire or improve property, plant or equipment of the Corporation and its Subsidiaries in their upstream oil and gas businesses and situate in such areas.

“Engineering Report” shall mean a detailed engineering evaluation report prepared by a petroleum engineer or firm of engineers satisfactory to the Required Holders, which report shall:

(i)
as of its date, set forth the reserves attributable to the Oil and Gas Properties owned by the Obligors, set forth the Obligor's royalty interests, working interests, proved developed producing, proved developed non-producing and proved undeveloped reserves, and contain a projection of the rate of production and future net revenue therefrom and the royalties and other burdens applicable thereto; and

(ii)	comply in substance and form with the requirements of the Ontario Securities Commission in respect of petroleum engineering reports filed with such Commission.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Corporation or the Corporation under section 414 of the Code.

“ERISA Plan” shall mean any employee pension benefit plan (as such term is defined in section 3(2) of ERISA).

“Event of Default” shall mean any of the events specified in paragraph 7A, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

“Financial Covenant” is defined in paragraph 10B(2).

“Financing Agreements” shall mean (i) the Bank Credit Agreements, the Master Shelf Agreement, the 2004 Note Agreement, the 2009 Note Agreement, the 2010 Note Agreement and this Agreement and (ii) any credit agreement providing for a conventional credit facility, and any note agreement similar to the Master Shelf Agreement, the 2004 Note Agreement, the 2009 Note Agreement, the 2010 Note Agreement or this Agreement, in either case entered into by the Corporation or any Subsidiary as borrower or issuer after the date hereof.

“GAAP” is defined in paragraph 10B.

“Governmental/Judicial Body” shall mean:

(i)
any government, parliament or legislature or any regulatory or administrative authority, agency, commission, tribunal or board of any government and any other law, regulation or rule making entity having jurisdiction in the relevant circumstances, or any Person acting under the authority of any of the foregoing; and

(ii)	any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

“guarantee” shall mean, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to:

(i)
purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise);

(ii)	maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation,

(iii)	make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof;

(iv)
rent or lease (as lessee) any real or personal property if such agreement (or any related document) provides that the obligation to make payments thereunder is absolute and unconditional under conditions not customarily found in commercial leases then in general use or requires that the lessee purchase or otherwise acquire securities or obligations of the lessor; or

(v)
sell or provide materials, supplies or other property or services, if such agreement (or any related document) requires that payment for such materials, supplies or other property or services shall be subordinated to any indebtedness (of the purchaser or user of such materials, supplies or other property or the Person entitled to the benefit of such services) owed or to be owed to any Person;

in any such case if the purpose, intent or effect of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected against loss in respect thereof.  The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

“Guarantee” shall mean a guarantee of the Notes executed and delivered at any time by a Subsidiary of the Corporation pursuant to any provision of the Agreement, including one provided pursuant to paragraph 3A(ii) and 5O(1).

“Hazardous Materials” shall mean:

(i)
any material or substance defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous material”, “toxic substances” or any other formulations intended to define, list or classify substances by reason of their deleterious properties;

(ii)	any oil, petroleum or petroleum derived substance;

(iii)	any flammable substances or explosives;

(iv)	any radioactive materials;

(v)	asbestos in any form;

(vi)	electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million;

(vii)	pesticides; or

(viii)
any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental agency or authority or which may or could pose a hazard to the health and safety of persons in the vicinity thereof.

“holder” shall mean a holder of Notes from time to time outstanding under this Agreement, unless the context specifically refers to other debt obligations.

“Immaterial Subsidiary” means a Subsidiary of the Corporation (excluding Subsidiaries that are Obligors) whose total assets represent less than 3% of Total Assets, and whose contribution to Total EBITDA represents less than 3% of Total EBITDA.

“Imposed Taxes” is defined in paragraph 8Y.

“Indebtedness” shall mean, with respect to any Person, without duplication:

(i)
all items (excluding items of contingency reserves or of reserves for deferred income taxes) which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person as of the date on which Indebtedness is to be determined;

(ii)
all indebtedness, obligations and liabilities secured by any Lien on any property or asset owned or held by such Person subject thereto, whether or not the indebtedness secured thereby shall have been assumed; and

(iii)	all indebtedness, obligations and liabilities of others with respect to which such Person has become liable by way of a guarantee.

“Indebtedness for Borrowed Money” shall mean, with respect to any Person, without duplication:

(i)
all Indebtedness for borrowed money of such Person, including, for certainty, and whether on not included in total liabilities under GAAP, reimbursement obligations in respect of financial letters of credit, bankers' acceptances and note purchase facilities; obligations of such Person evidenced by a bond, note, debenture or similar instrument; obligations of such Person in relation to purchase money agreements, deferred purchase price payments (where payment of the purchase price is deferred more than 90 days from the date of purchase), prepaid contracts, conditional sales agreements, or title retention agreements; and obligations of such Person for subordinated indebtedness whether or not classified as equity on a balance sheet of such Person; in any case whether or not recourse of the debtholder under any of the foregoing is limited in any way, and whether or not the obligation is deemed extinguished under GAAP;

(ii)
all Capitalized Lease Obligations of such Person, and without limitation, all Indebtedness of such Person under Sale-Leasebacks, but excluding leases that are categorized as operating leases under GAAP (including as at December 31, 2010), unless they are in the nature of synthetic leases or financing transactions;

(iii)	all Indebtedness secured by a Lien on any property or asset owned or held by such Person, whether or not the Person has assumed or otherwise become liable for the indebtedness secured thereby;

(iv)
all Indebtedness for borrowed money of third parties, including joint ventures and partnerships of which such Person is a venturer or partner, where such Person is liable therefor as a partner, joint venturer or otherwise;

(v)
all Redeemable Preferred Equity of the Person held by anyone other than an Obligor, and in the case of any Subsidiary of an Obligor, all shares of preferred stock or other preferred equity held by anyone other than an Obligor;

(vi)	all obligations to purchase any of the foregoing or to advance, supply or otherwise provide funds for payment of any of the foregoing; and

(vii)	all guarantees of such Person with respect to obligations of a type described in any of the preceding clauses;

provided that obligations owed by an Obligor to the Corporation or a Guarantor shall not be included as Debt of such Persons.

“INHAM Exemption” is defined in paragraph 9B(v).

“Institutional Accredited Investor” shall mean any Person that is an institutional “accredited investor” (as such term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act, or any successor law, rule or regulation).

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder holding (together with one or more of its affiliates) more than 2% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder.

“Intellectual Properties” is defined in paragraph 8Z.

“Investment Grade” means (i) in the case of Standard & Poor’s Rating Group (and its successors), a rating of not lower than BBB-, (ii) in the case of DBRS Limited (and its successors), a rating of not lower than BBB(low), (iii) in the case of Moody’s Investor's Service Inc. (and its successors), a rating of not lower than Baa3, and (iv) in the case of Fitch Ratings (and its successors), a rating of not lower than BBB-.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, contractual minimum or compensating deposit arrangement, lien (statutory or otherwise) or charge of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature thereof (including a capitalized lease and  Sale-Leaseback), and the filing of or agreement to give any financing statement under the Personal Property Security Act (Alberta), Uniform Commercial Code or similar law of any jurisdiction) or any other type of preferential arrangement for the purpose, or having the effect, of protecting a creditor against loss or securing the payment or performance of an obligation, but excluding rights of off-set customary in operating agreements relating to Oil and Gas Assets, and leases which are operating leases in accordance with GAAP and not in the nature of synthetic leases or financing transactions.

“Make-Whole Amount” shall have the meaning specified in paragraph 4H(1) with respect to the Series G Notes and Series H Notes, and in paragraph 4H(2) with respect to the Series I Notes.

“Master Shelf Agreement” means the Uncommitted Master Shelf Agreement dated as of November 16, 2000 between the Corporation and ARC Resources Finance Ltd. (since amalgamated with the Corporation), as note issuers and the Master Shelf Noteholders, as note purchasers, as amended and restated by an Amended and Restated Uncommitted Master Shelf Agreement dated as of December 15, 2005, as amended by the First Amendment to Uncommitted Master Shelf Agreement dated May 17, 2006, Second Amendment to Uncommitted Master Shelf Agreement dated as of April 14, 2009, Third Amendment to Uncommitted Master Shelf Agreement dated as of February 22, 2010, Fourth Amendment to Uncommitted Master Shelf Agreement dated as of January 1, 2011 and Fifth Amendment to Amended and Restated Master Shelf Agreement dated as of April 14, 2012, and as further amended, restated, supplemented, modified or replaced from time to time.

“Master Shelf Noteholders” means the holders of the notes issued from time to time under the Master Shelf Agreement.

“Material Adverse Effect” shall mean (i) a material adverse effect on the business, assets, liabilities, operations, prospects or condition, financial or otherwise, of the Corporation and its Subsidiaries on a consolidated basis, (ii) material impairment of the Corporation or any Subsidiary Guarantor’s ability to perform any of their respective obligations under this Agreement, the Notes or the Guarantees, or (iii) material impairment of the validity or enforceability of the rights of, or the benefits available to, the holders under this Agreement, the Notes or the Guarantees.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA).

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“NAIC Annual Statement” is defined in paragraph 9B(i).

“Net Worth” shall mean, in respect of any Person, its net worth determined in accordance with GAAP, consistently applied.

“NI 45-106” is defined in paragraph 5F.

“Non-U.S. Plan” means any plan, fund or other similar program that (a) is established or maintained outside the United States of America by the Corporation or any Subsidiary primarily for the benefit of employees of the Corporation or one or more Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Code.

“Noon Rate” means, in relation to the conversion (or notional conversion) of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by Royal Bank of Canada in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario time) on the Business Day that such conversion (or notional conversion) is to be made (or, if it is to be made before noon, then at approximately noon on the immediately preceding Business Day).

“Notes” is defined in paragraph 1.

“Obligors” shall mean the Corporation and each Subsidiary Guarantor.

“OFAC” is defined in paragraph 8V.

“OFAC Listed Person” is defined in paragraph 8V.

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing.  A list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/.

“Officer's Certificate” shall mean a certificate signed in the name of the Corporation by an Authorized Officer of the Corporation.

“Oil and Gas Assets” shall mean all rights to hydrocarbons in place or produced, held by the Obligors (or any of them) of whatsoever nature and kind, including working interests, royalty interests and profits interests, and howsoever held, including fee, leasehold, license or permit, and all rights held by the Obligors (or any of them) to any surface or subsurface tangible equipment or facilities used or useful in connection therewith, whether now owned or hereafter acquired.

“Partnership” means ARC Resources General Partnership, a general partnership formed under the laws of Alberta, the sole partners of which, as at the date hereof, are the Corporation and 1504793 Alberta Ltd.

“Partnership Agreement” means the amended and restated general partnership agreement forming the Partnership and dated December 17, 2010 between the Corporation and 1504793, as the same may be amended, restated, supplemented, modified or replaced from time to time as permitted by this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Disposition” shall mean, as at any particular time, any of the following dispositions of the assets of the Corporation or any Subsidiary:

(i)	a transfer or other disposition of Oil and Gas Assets to which no value has been given in the most recent determination of Present Asset Value provided to the holders;

(ii)
a transfer or other disposition of Oil and Gas Assets (and related tangibles) resulting from any pooling, unit or farmout arrangement entered into in the ordinary course of its business and in accordance with sound industry practice when, in the reasonable judgment of the Corporation, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such Oil and Gas Assets, and provided that the transferor receives in exchange therefor cash, the benefit of drilling expense equipping costs, or Oil and Gas Assets which have a comparable fair market value to the Oil and Gas Assets, if any, so disposed of;

(iii)
a sale, transfer or other disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, or is being replaced in the ordinary course of its business;

(iv)	a sale or disposition of current production from oil and gas properties made in the ordinary course of its business;

(v)	the abandonment, surrender or termination of any petroleum and natural gas rights in the ordinary course of its business and in accordance with sound industry practice; and

(vi)	a disposition to the Corporation or a Subsidiary Guarantor;

provided that any such disposition (other than ones referred to in clause (iv) above) would not result in a change to Present Asset Value if it were to be redetermined immediately after such disposition.

“Permitted Title Defects” shall mean, as at any particular time, any of the following rights, limitations, reservations, provisos, conditions, exceptions, qualifications, agreements, obligations and interests on or in respect of the assets, or any part of the assets, of the Corporation or any Subsidiary:

(i)
easements, rights-of-way, servitudes, zoning, and similar rights in or restrictions in respect of land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons, which do not individually or in the aggregate materially detract from the use or value of the property subject thereto;

(ii)
the reservations, limitations, provisos and conditions in any original grants from the Crown of any land or interests therein and statutory exceptions, qualifications and reservations in respect of title;

(iii)
the unexercised rights reserved or vested in any municipality or governmental or other authority or Person by the terms of any title documents, or by any statutory provisions, to terminate any such title documents, or other interests in land, or to require annual or other periodic payments as a condition of the continuance thereof; and

(iv)
defects in title which are not general in application and which do not individually or in the aggregate materially detract from the value of the property of the Corporation or any Subsidiary or any significant part thereof or materially impair the use of any thereof in the operation of their respective businesses.

“Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Corporation or any ERISA Affiliate or with respect to which the Corporation or any ERISA Affiliate may have any liability.

“Present Asset Value” shall mean, subject to paragraph 5Q(2)(ii), the net present value, discounted at 10%, of the Oil and Gas Assets owned by the Obligors (excluding assets subject to a Lien other than one permitted by clauses 6B(i) to and including 6B(iii) as determined based on the most recent Engineering Report furnished by the Corporation pursuant to paragraph 5A(vi), and excluding any Oil and Gas Assets sold or transferred since the date of such report, or in respect of which the Required Holders believe in good faith that the Obligor's title is deficient (other than by reason of a Permitted Title Defect) or which have become subjected to a Lien other than one permitted by clauses 6B(i) to and including 6B(iii).

The Present Asset Value shall be determined in good faith in accordance with customary practices and standards for oil and gas evaluations as they exist at the time of such determination and may include:

(i)	assumptions regarding appropriate existing and projected pricing having regard to existing Swaps;

(ii)	assumptions modifying projected rates of future production and/or quantities of future production;

(iii)	considerations relating to the projected cash requirements of the Obligors (if any), and general and administrative expenses and operating expenses related to the Oil and Gas Assets of the Obligors;

(iv)	potential tax liabilities; and

(v)	any gas balancing obligations incurred by or receivables due to the Obligors not otherwise recorded in the consolidated financial statements.

If the Corporation wishes to add any additional Oil and Gas Assets at any time, the Corporation shall request the engineers preparing the Engineering Report to redetermine the Present Asset Value in accordance with such additional Oil and Gas Assets being included in the redetermination thereof and shall deliver to the holders such Engineering Report in respect of such additional Oil and Gas Assets.

“Priority Indebtedness” shall mean, as at any date of determination, without duplication,

(i)
all Indebtedness for Borrowed Money of Subsidiaries of an Obligor other than (A) Indebtedness for Borrowed Money of a Subsidiary that is a Subsidiary Guarantor and (B) any such Indebtedness for Borrowed Money owed to an Obligor; and

(ii)	all Indebtedness for Borrowed Money which is secured by a Lien on any assets of the Corporation or any Subsidiary other than Liens expressly permitted by clauses 6B(i) to and including 6B(iii).

“PTE” is defined in paragraph 9B(i).

“Purchaser” shall mean each Person named on Schedule A attached hereto.

“QPAM Exemption” is defined in paragraph 9B(iv).

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Redeemable Preferred Equity” shall mean, in respect of any Person, shares of the capital stock, units of trusts, or any other equity interests of such Person that are entitled to preference or priority over any other shares of the capital stock, units or other equity interests of such Person in respect of payment of dividends (or their equivalent) or distribution of assets upon liquidation, and which are:

(i)
redeemable, payable or required to be purchased or otherwise retired or extinguished or convertible into Indebtedness of such Person, in any case (A) at a fixed or determinable date, whether by operation of sinking fund or otherwise, (B) at the option of any Person other than such Person, or (C) upon the occurrence of a condition not solely within the control of such Person, in each case, prior to the final maturity date of the Notes;  or

(ii)	convertible into other Redeemable Preferred Equity,

but excluding any shares or equity interests if the issuer thereof is entitled to satisfy its redemption obligations by issuing common shares or trust units which do not have the attributes described in clause (i) above.

“Reference Borrowing Base” is defined in paragraph 5Q(2)(ii).

“Related Fund” means, with respect to any holder, any fund or entity that (a) invests in securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Relevant Taxes” shall have the meaning set forth in paragraph 11R.

“Required Holder(s)” shall mean, with respect to the Notes, at any time, the holder or holders of over 50% of the aggregate principal amount of the Notes outstanding at such time. For the purposes of making this determination, the principal amount of each Series I Note at the time outstanding shall be expressed as an amount in U.S. Dollars based on the Noon Rate at the relevant time.

“Responsible Officer” shall mean the chief executive officer, chief operating officer, chief financial officer or chief accounting officer of the Corporation or any other officer of the Corporation involved principally in its financial administration or its controllership function.

“Restricted Payment” shall mean:

(i)
any payment or other distribution of any kind or nature whereby any production or revenues derived from the Oil and Gas Assets are paid by the Corporation or any Subsidiary to any Affiliate of the Corporation;

(ii)	any declaration, order or payment of any dividend or any other distribution in respect of or on account of any class of the Corporation’s or any Subsidiary’s shares or other equity interests; and

(iii)
any redemption, purchase, repurchase or other acquisition, directly or indirectly, by the Corporation or any Subsidiary of any of its shares, units or other equity interests (the term “shares” to include warrants or other rights to acquire shares, units or other equity interests), but in each case shall not include any payment or other distribution to the Corporation or a Subsidiary Guarantor, or the issuance of shares of the Corporation in connection with the redemption of shares issued by any Subsidiary that are convertible or exchangeable into shares of the Corporation.

“Sale-Leaseback” shall mean an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

“Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Securities Act (Alberta)” means the Securities Act (Alberta), as amended from time to time, and the rules and regulations related thereto from time to time in effect.

"Series G Notes" is defined in paragraph 1.

"Series H Notes" is defined in paragraph 1.

"Series I Notes" is defined in paragraph 1.

“Source” is defined in paragraph 9B.

“Subsidiary” of a Person shall mean any corporation, partnership or other business Person (including a trust) over 50% of the total voting power of all classes of Voting Stock (or, in the case of an entity that is not a corporation, over 50% of the voting partnership or equity interests) of which shall, at the time as of which any determination is being made, be owned by the Person either directly or through Subsidiaries, provided that in the case of a “wholly-owned Subsidiary”, 100% of the issued and outstanding shares, partnership or equity interests in the capital of such Subsidiary shall, at the time as of which any determination is being made, be owned by the Person either directly or through wholly-owned Subsidiaries.

“Subsidiary Guarantor” shall mean each Subsidiary of the Corporation that has provided:

(i)	a Guarantee; and

(ii)
a favourable legal opinion of counsel to the Corporation as to the due authorization, execution, delivery, legality, validity and enforceability of its obligations to the holders under the Guarantee, and that such obligations do not violate or conflict with any law, constating document or agreement to which it is a party or by which its assets are bound;

but for certainty shall not include any of the foregoing entities whose Guarantees have been released in writing by the holders.

“SVO” means the Securities Valuation Office of the NAIC or any successor to such Office.

“Swap Agreements” shall mean any ISDA Master Agreement or similar document between the Corporation or any of its Subsidiaries and any counterparty, relating to the transaction of Swaps.

“Swap Indebtedness” shall mean all liabilities (if any) from time to time of the Corporation and any of its Subsidiaries under any Swap Agreement.

“Swaps” shall mean any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap (including in respect of physical production), commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).  For the purposes of this Agreement, the amount of the obligation under any Swap shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such Swap had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such Swap provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligation shall be the net amount so determined.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Indemnity Amount” is defined in paragraph 11R(i)A.

“Tax Prepayment Acceptance Notice” is defined in paragraph 4C.

“Tax Prepayment Notice” is defined in paragraph 4C.

“Taxing Jurisdiction” is defined in paragraph 4C.

“Threshold” shall mean 2% of the book value of the consolidated total assets of the Corporation and its Subsidiaries.

“Total Assets” shall mean, as at any date of determination, the total assets of the Corporation and its Subsidiaries determined in accordance with GAAP, on a consolidated basis.

“Total EBITDA” shall mean, in respect of any period, Total Net Income of the Corporation and its Subsidiaries determined in accordance with GAAP on a consolidated basis for such period, and adjusted for minority interests in Subsidiaries plus, to the extent deducted in the computation of such Total Net Income, each of the following:

(i)	Total Interest Expense for such period;

(ii)	taxes imposed on or measured by reference to income or excess profits of the Corporation and its Subsidiaries determined on a consolidated basis for such period; and

(iii)	the amount of all depreciation and amortization allowances of the Corporation and its Subsidiaries determined on a consolidated basis for such period;

but excluding the following to the extent forming part of Total Net Income:

A.
the income (but not loss) of any Person (other than the Corporation or any of its Subsidiaries) in which the Corporation or any of its Subsidiaries has an ownership interest, except to the extent that any such income has been actually received by the Corporation or any of its Subsidiaries in the form of cash dividends or similar cash distributions;

B.	any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period;

C.	any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, conversion, exchange or other disposition of capital assets;

D.	any gains resulting from any write-up of any assets (but not any loss resulting from any write-down of any assets);

E.	any net gain from the collection of the proceeds of insurance policies or settlements;

F.	any gain arising from the acquisition of any security, or the retirement or extinguishment, under GAAP, of any Indebtedness;

G.
any net income or gain (but not any net loss) during such period from (i) any change in accounting principles in accordance with GAAP, (ii) any prior period adjustments resulting from any change in accounting principles in accordance with GAAP, (iii) any extraordinary items, or (iv) any discontinued operations or the disposition thereof;

H.	any deferred credit representing the excess of equity in any Subsidiary of an Obligor at the date of acquisition over the cost of the investment in such Subsidiary; and

I.	any portion of such net income that cannot be freely converted into Canadian or U.S. Dollars.

There shall be added to Total EBITDA an estimate of the EBITDA (determined in the same manner as “Total EBITDA”) for such entire period of any Person which becomes a Subsidiary of the Corporation in such period, or attributable to any assets which were acquired by an the Corporation or any of its Subsidiaries during such period, all as if such Person or assets were acquired at the start of such period. There shall be deducted from Total EBITDA an estimate of the EBITDA (as so determined) attributable to such period of any Person that has ceased to be a Subsidiary in such period, or attributable to any assets disposed of by the Corporation or any of its Subsidiaries during such period, as if such cessation or disposition occurred immediately prior to the start of such period.  In either case the amount added or deducted shall be specifically referenced in the calculation and shall be determined in a manner satisfactory to the Required Holders.  No addition or deduction shall be made hereunder with respect to any assets acquired or disposed of if (determined on a net basis if there are both additions and deductions applicable under this paragraph) the amount would represent less than 1% of Total EBITDA.

“Total Fixed Charges” shall mean, with reference to any period, the aggregate of the following determined in respect of the Corporation and its Subsidiaries determined on a consolidated basis:

(i)	Total Interest Expense for the 4 completed fiscal quarters preceding the date of determination; plus

(ii)
scheduled payments of principal due from the Corporation and its Subsidiaries determined on a consolidated basis during the 4 consecutive fiscal quarters commencing immediately following the date of determination and for certainty, payments required because of a scheduled reduction in a credit facility, or pursuant to a demand being made in respect of a credit facility which is payable on demand, or because of the termination of a revolving period under a credit agreement (with the result that payments will be required at the end of such revolving period), shall be included as fixed charges hereunder.

“Total Indebtedness” shall mean, as at any date of determination, all Indebtedness for Borrowed Money of the Corporation and its Subsidiaries determined on a consolidated basis.

“Total Interest Expense” shall mean, with reference to any period, for the Corporation and its Subsidiaries determined on a consolidated basis, all interest charges (including amortization of debt discount, bankers' acceptance discounts and stamping fees, commercial paper discounts, guarantee fees, and expense and imputed interest on Capitalized Lease Obligations) on Indebtedness for Borrowed Money properly charged or chargeable to income during such period in accordance with GAAP, having regard to amounts payable or receivable under interest rate protection agreements.  Any interest charges paid or accrued by any Person acquired by the Corporation or any of its Subsidiaries through purchase, amalgamation, merger or otherwise, or paid or accrued by any Person which is a successor to the Corporation or any of its Subsidiaries by amalgamation or merger or as a transferee of its assets, shall be included in Total Interest Expense only to the extent taken into account in determining the net income of such Person included in Total Net Income for such period.

“Total Net Income” shall mean, with reference to any period, the net income (or loss) of the Corporation and its Subsidiaries determined for such period (taken as a cumulative whole), as determined in accordance with GAAP on a consolidated basis, after eliminating all offsetting debits and credits among the Obligors and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Obligors in accordance with GAAP.

“Total Priority Indebtedness” shall mean, as at any date of determination, Priority Indebtedness of the Corporation and its Subsidiaries determined on a consolidated basis.

“Transaction” is defined in paragraph 6E.

“Transferee” shall mean any direct or indirect transferee of all or any part of any Note purchased by any Purchaser under this Agreement.

“U.S. Dollars” or “U.S.$” means lawful money of the United States of America.

“USA Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Voting Stock” shall mean, with respect to any corporation, any shares of stock of such corporation whose holders are entitled under ordinary circumstances to vote for the election of directors of such corporation (irrespective of whether at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

10B.     Accounting Principles

10B(1)   Accounting Principles, Terms and Determinations.  All references in this Agreement to “GAAP” shall be deemed to refer to generally accepted accounting principles in effect in Canada at the time of application thereof.  Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all unaudited financial statements and certificates and reports as to financial matters required to be furnished hereunder shall be prepared, in accordance with GAAP applied on a basis consistent with the most recent audited financial statements referred to in paragraph 8F.

For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Corporation to measure any financial liability using fair value (as permitted by Accounting Standard Codification Topic No. 825-10-25 - Fair Value Option, International Accounting Standard 39 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

10B(2)   Changes in Generally Accepted Accounting Principles or Accounting Policies.  If:

(i)	there occurs a material change in generally accepted accounting principles, including as a result of a conversion to International Financial Reporting Standards; or

(ii)	the Corporation adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements;

and the above change would require disclosure under GAAP in the consolidated financial statements of the Corporation and would cause an amount required to be determined for the purposes of a financial covenant under paragraph 6A (a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, the Corporation shall notify each holder of such change (an “Accounting Change”).  Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the current and immediately prior year's financial statements in accordance with GAAP and state whether the Corporation desires to revise the method of calculating one or more of the Financial Covenants (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant.  The Accounting Change Notice shall be delivered to the holders within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period.

If, pursuant to the Accounting Change Notice, the Corporation does not indicate that it desires to revise the method of calculating one or more of the Financial Covenants, the Required Holders may within 30 days of receipt of the Accounting Change Notice, notify the Corporation that they wish to revise the method of calculating one or more of the Financial Covenants in the manner described above.

If either the Corporation or the Required Holders so indicate that they wish to revise the method of calculating one or more of the Financial Covenants, the Corporation and the Required Holders shall in good faith attempt to agree on a revised method of calculating the Financial Covenants.  If, however, within 30 days of the foregoing notice by the Corporation or the Required Holders of their desire to revise the method of calculating one or more of the Financial Covenants, the Corporation and the Required Holders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.  For greater certainty, if no notice of a desire to revise the method of calculating the Financial Covenants in respect of an Accounting Change is given by either the Corporation or the Required Holders within the applicable time period described above, the method of calculating the Financial Covenants shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenants shall be determined after giving effect to such Accounting Change.

If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Covenants, and subsequently, as provided above, the method of calculating one or more of the Financial Covenants is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Covenants are to be determined without giving effect to such Accounting Change, the Corporation shall deliver a revised Compliance Certificate.  Any Event of Default arising as a result of the Accounting Change and which is cured by this paragraph 10B(2) shall be deemed to be of no effect ab initio.

11.             MISCELLANEOUS.

11A.           Note Payments.  The Corporation agrees that, so long as any Purchaser shall hold any Note, it will make payments of principal of, interest on, and any Make-Whole Amount payable with respect to, such Note, which comply with the terms of this Agreement, by wire transfer of immediately available funds for credit (not later than 12:00 noon, New York City local time, on the date due) to the account or accounts of such Purchaser, if any, as are specified in Schedule A attached hereto, or, in the case of any Purchaser not named in Schedule A or any Purchaser wishing to change the account specified for it in Schedule A, such account or accounts in the United States or Canada as such Purchaser may from time to time designate in writing, notwithstanding any contrary provision herein or in any Note with respect to the place of payment.  Each Purchaser agrees that, before disposing of any Note, it will make a notation thereon (or on a schedule attached thereto) of all principal payments previously made thereon and of the date to which interest thereon has been paid.  The Corporation agrees to afford the benefits of this paragraph to any Transferee which shall have made the same agreement as the Purchasers have made in this paragraph.  No holder shall be required to present or surrender any Note or make any notation thereon, except that upon written request of the Corporation made concurrently with or reasonably promptly after payment or prepayment in full of any Note, the applicable holder shall surrender such Note for cancellation, reasonably promptly after any such request, to the Corporation at its principal executive office.

11B.           Expenses.  Whether or not the transactions contemplated hereby shall be consummated, the Corporation shall pay, and save each Purchaser and any Transferee harmless against liability for the payment of, all out-of-pocket expenses arising in connection with such transactions, including:

(i)
(A)  all stamp and documentary taxes and similar charges, (B) costs of obtaining a private placement number for the Notes and (C) reasonable fees and expenses of brokers, agents, dealers, investment banks or other intermediaries or placement agents, in each case as a result of the execution and delivery of this Agreement or the issuance of the Notes;

(ii)
document production and duplication charges and the fees and expenses of any special counsel engaged by such Purchaser in connection with (A) this Agreement and the transactions contemplated hereby and (B) any subsequent proposed waiver, amendment or modification of, or proposed consent under, this Agreement, whether or not such the proposed action shall be effected or granted;

(iii)	the costs and expenses incurred by the Required Holders to retain an independent engineer for the purposes hereof;

(iv)
reasonable costs and expenses, including attorneys' and financial advisory fees, incurred by such Purchaser or such Transferee in enforcing (or determining whether or how to enforce) any rights under this Agreement or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the transactions contemplated hereby or by reason of such Purchasers or such Transferees having acquired any Note, including costs and expenses incurred in any workout, restructuring or renegotiation proceeding or bankruptcy case; and

(v)
any judgment, liability, claim, order, decree, cost, fee, expense, action or obligation resulting from the consummation of the transactions contemplated hereby, including the use of the proceeds of the Notes by the Corporation.

The obligations of the Corporation under this paragraph 11B shall survive the transfer of any Note or portion thereof or interest therein by any Purchaser or Transferee and the payment of any Note.

The Required Holders agree to advise the Corporation of their intention to retain an independent engineer, and where feasible, to solicit an estimate of fees and provide such estimate to the Corporation.

11C.           Consent to Amendments.

11C(1)      Amendments; Guarantee Release on Permitted Transactions.  This Agreement or any Guarantee may be amended, and the Corporation may take any action herein or therein prohibited, or omit to perform any act herein or therein required to be performed by it, if the Corporation shall obtain the written consent to such amendment, action or omission to act, of the Required Holder(s) of the Notes except that without the written consent of the holder or holders of all Notes at the time outstanding, no amendment or waiver shall:

(i)	change the maturity of any Note,

(ii)	change or affect the principal thereof,

(iii)	change or affect the rate, method of computation or time of payment of interest on or any Make-Whole Amount payable with respect to the Notes,

(iv)	affect the time, amount or allocation of any prepayments,

(v)	subject to the last paragraph of this paragraph 11C(1), release any Guarantee or waive any obligation to deliver any Guarantee hereunder, or

(vi)	change or affect the provisions of paragraphs 6A, 6B, 6C, 6F, 7A, 7B or 7D, or

(vii)
change or affect this paragraph insofar as such provisions relate to proportions of the principal amount of the Notes, or the rights of any individual holder, required with respect to (i) any declaration of Notes to be due and payable or (ii) any consent, amendment, waiver or declaration.

Each holder of any Note at the time or thereafter outstanding shall be bound by any consent authorized by this paragraph, whether or not such Note shall have been marked to indicate such consent, but any Notes issued thereafter may bear a notation referring to any such consent. No course of dealing between the Corporation and the holder nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder.  As used herein and in the Notes, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

Upon being provided with evidence satisfactory to the Required Holders that an Obligor is being sold as permitted by paragraph 6K, and provided that no Default or Event of Default exists immediately before or after such disposition, the holders agree to take the necessary actions to release the Guarantee granted by such Obligor and held by the holders effective upon such transaction being consummated, provided that all holders of obligations under a Financing Agreement are concurrently releasing their guarantees granted by such Obligor.

11C(2)   Response Time by Holders.  Each holder whose consent is requested in writing by the Corporation pursuant to paragraph 11C(1) agrees, if such request specifically refers to this paragraph 11C(2), to use reasonable efforts to respond to such request within 10 Business Days from the holder's receipt of the request.  However, the failure by any holder who receives a request to respond within such time shall not be considered either a consent to or refusal of such request, and for certainty shall not constitute a breach of this Agreement for which any holder shall have any liability.

11D.      Form, Registration, Transfer and Exchange of Notes; Lost Notes.  The Notes are issuable as registered notes without coupons in denominations of at least U.S.$100,000 or Cdn.$100,000, as applicable, except as may be necessary (i) to reflect any principal amount not evenly divisible by U.S.$100,000 or Cdn.$100,000, as applicable or (ii) to enable the registration of transfer by a holder of its entire holding of Notes.  The Corporation shall keep at its principal office a register in which the Corporation shall provide for the registration of Notes and of transfers of Notes.  Upon surrender for registration of transfer of any Note at the principal office of the Corporation, the Corporation shall, at its expense, execute and deliver one or more new Notes of like series, of like tenor and of a like aggregate principal amount, registered in the name of such Transferee or Transferees.  At the option of the holder, such Note may be exchanged for other Notes of like series, of like tenor and of any authorized denominations, of a like aggregate principal amount, upon surrender of the Note to be exchanged at the principal office of the Corporation.  Whenever any Notes are so surrendered for exchange, the Corporation shall, at its expense, execute and deliver the Notes which the holder making the exchange is entitled to receive.  Each installment of principal payable on each installment date upon each new Note issued upon any such transfer or exchange shall be in the same proportion to the unpaid principal amount of such new Note as the installment of principal payable on such date on the Note surrendered for registration of transfer or exchange bore to the unpaid principal amount of such Note.  No reference need be made in any such new Note to any instalment or instalments of principal previously due and paid upon the Note surrendered for registration of transfer or exchange.  Every Note surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the holder of such Note or such holder's attorney duly authorized in writing.  Any Note or Notes issued in exchange for any Note or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue which were carried by the Note so exchanged or transferred, so that neither gain nor loss of interest shall result from any such transfer or exchange.  Upon receipt of written notice from any holder of the loss, theft, destruction or mutilation of such Note and, in the case of any such loss, theft or destruction, upon receipt of such holder's unsecured indemnity agreement, or in the case of any such mutilation upon surrender and cancellation of such Note, the Corporation will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

11E.      Persons Deemed Owners; Participations.  Prior to due presentment for registration of transfer, the Corporation may treat the Person in whose name any Note is registered as the owner and holder of such Note for the purpose of receiving payment of principal of and interest on, and any Make-Whole Amount payable with respect to, such Note and for all other purposes whatsoever, whether or not such Note shall be overdue, and the Corporation shall not be affected by notice to the contrary.  Subject to the preceding sentence, any holder may from time to time grant participations in all or any part of such Note to any Person on such terms and conditions as may be determined by such holder in its sole and absolute discretion.

11F.      Survival of Representations and Warranties; Entire Agreement.  All representations and warranties contained herein or made in writing by or on behalf of the Corporation in connection herewith shall survive the execution and delivery of this Agreement and the Notes, the transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any Transferee, regardless of any investigation made at any time by or on behalf of any Purchaser or any Transferee.  Subject to the preceding sentence, this Agreement, the Notes and the Guarantees embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

11G.           Successors and Assigns.  All covenants and other agreements in this Agreement contained by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including any Transferee) whether so expressed or not.

11H.           Disclosure to Other Persons.  The Corporation acknowledges that each Purchaser and each holder may deliver copies of any financial statements and other documents delivered to it, and disclose any other information disclosed to it, by or on behalf of the Corporation or any Subsidiary in connection with or pursuant to this Agreement to (i) its directors, officers, employees, agents, trustees and professional consultants, (ii) any Purchaser or holder, (iii) any Person to which it offers to sell any Note or any part thereof, (iv) any Person to which it sells or offers to sell a participation in all or any part of any Note, (v) any Person from which it offers to purchase any security of the Corporation, (vi) any federal or state regulatory authority having jurisdiction over it, (vii) the National Association of Insurance Commissioners or any similar organization, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (a) in compliance with any law, rule, regulation or order applicable to it, (b) in response to any subpoena or other legal process or informal investigative demand, (c) in connection with any litigation to which it is a party or (d) in order to protect the investment of any holder in any Note.

11I.            Notices.  All written communications provided for hereunder shall be sent by first class mail or international overnight delivery service (with charges prepaid) and (i) if to any Person listed in Schedule A  hereto, addressed to it at the address specified for such communications in such Schedule A, or at such other address as it shall have specified in writing to the Person sending such communication, and (ii) if to any Purchaser or holder which is not a Person listed in such Schedule A, addressed to it at such address as it shall have specified in writing to the Person sending such communication or, if any such holder shall not have so specified an address, then addressed to such holder in care of the last holder of such Note which shall have so specified an address to the Person sending such communication, provided, however, that any such communication to the Corporation may also, at the option of the Person sending such communication, be delivered by any other means either to the Corporation at its address specified in Schedule A or to any Authorized Officer of the Corporation.  All other notices given hereunder shall be effective when actually received.

11J.           Payments due on Non-Business Days.  Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or interest on, or Make-Whole Amount payable with respect to, any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day, provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

11K.           Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11L.           Descriptive Headings.  The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11M.           Satisfaction Requirement.  If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to any Purchaser, to any holder or to the Required Holder(s), the determination of such satisfaction shall be made by such Purchaser, such holder or the Required Holder(s), as the case may be, in the sole and exclusive judgment (exercised in good faith) of the Person or Persons making such determination.

11N.           Governing Law and Submission to Jurisdiction.

(i)
THIS AGREEMENT AND THE NOTES SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(ii)
The Corporation agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and they irrevocably submit to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder to take proceedings in any other jurisdictions, whether concurrently or not.

(iii)
The Corporation agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

11O.           Counterparts.  This Agreement may be executed in any number of counterparts, and by facsimile or pdf, each of which shall be an original, but all of which together shall constitute one instrument.

11P.           Binding Agreement.  When this Agreement is executed and delivered by the Corporation and the Purchasers, it shall become a binding agreement among them.

11Q.           Payment Free from Equities.  The Notes shall be paid by the Corporation, and may be assigned by each holder, absolutely free and clear of all equities, rights of set-off, claims, defences, counterclaims, rights or other matters whatsoever (collectively, “Claims”), whether existing between a holder and the Corporation and/or any third parties or intermediate holders, and whether now existing or hereafter arising (before or after notice of any assignment to the Corporation) which could impair or adversely affect in any way the entitlement of any present or future holder to enforce the Notes strictly in accordance with the terms and provisions hereof and of the Notes, and the Corporation agrees not to assert, as against any assignee or any present or future holder, any Claims arising out of this Agreement or any Note (other than the defence that obligations hereunder have been performed or observed by the Corporation).  For greater certainty, but without limiting the generality of the foregoing, the foregoing shall apply:

(i)	notwithstanding that such Claim arises due to any act or omission of any holder or any intermediate holder or any other party;

(ii)	regardless of how closely or inseparably connected such Claim is to the obligations or whether it flows out of dealings or transactions related thereto; and

(iii)
notwithstanding actual or constructive notice to any assignee or any present or future holder, or to any intermediate holder or any other third party of such Claim, regardless of when received or deemed to be received.

The foregoing shall be without prejudice to the right of the Corporation to subsequently assert any Claim as against the assignor.

11R.           Note Repayment Net of Withholding Imposts.

(i)
All payments by the Corporation under this Agreement or any Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or any other payment obligations, shall be made in full without any deduction or withholding on account of taxes or duties of whatsoever nature (“Relevant Taxes”) imposed or levied by or on behalf of Canada or any Governmental/Judicial Body in Canada having power to tax unless the Corporation is prohibited by Applicable Law from doing so, in which event the Corporation shall:

A.
forthwith pay to each holder as additional interest on the principal amount of the Notes such additional amount (a “Tax Indemnity Amount”) so that the net amount received by the holder will equal the full amount which would have been received by it had no such deduction or withholding been made, and pay to such holder such additional amounts so as to hold such holder harmless on an after-tax basis from such deductions or withholdings (including any deductions or withholdings in respect of the additional amounts payable pursuant to this clause A;

B.
pay to the relevant taxation or other authorities within the period for payment permitted by Applicable Law the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this paragraph (i)); and

C.	furnish to each holder promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid.

Any reference in this Agreement to principal, Make-Whole Amount, interest, interest on overdue interest, fees or any other payment obligation of the Corporation shall be deemed also to refer to any additional amounts payable pursuant to this paragraph (i).

(ii)
If as a result of any payment by the Corporation under this Agreement or any Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or other payment obligations, any holder is required to pay tax under Part XIII of the Tax Act, then the Corporation will, upon demand by such holder, indemnify the holder for the payment of any such taxes, together with any interest, penalties and expenses in connection therewith, and for any taxes on such indemnity payment.  All such amounts shall be payable by the Corporation on demand and shall bear interest at the Default Rate calculated from the date demanded by such holder to the date paid by the Corporation.

(iii)
If, following any payment made by the Corporation to any holder under paragraph (ii) above or any indemnity payment made by the Corporation to any holder under paragraph (i)A above, such holder shall receive or be granted a refund, credit, allowance or remission in respect of the taxes or duties resulting in the payment thereof and such holder is able to readily identify such refund, credit, allowance or remission as being attributable to such taxes or duties, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such holder to obtain any other relief or allowance which may be available to it, reimburse the Corporation with such amount as such holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of tax which resulted in the payment under paragraph (i)A or (ii) above.  Such holder may charge to the Corporation (and may deduct from amounts reimbursable to the Corporation hereunder) a fee reasonably determined by such holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Corporation.  Notwithstanding the foregoing, no holder shall be obligated to disclose to the Corporation, or any of its agents, any computation made by such holder in connection with this paragraph 11R or any information regarding such holder's tax status or affairs.

(iv)
The Corporation shall not be required to make any payment to a holder of any additional amount pursuant to clause (i) hereof or of any indemnity amount pursuant to clause (ii) hereof if, at the relevant time, the provisos in paragraph 8Y hereof are not met in respect of such holder unless such failure is the result of a Change in Tax Law after the date of this Agreement or the date such holder becomes a holder of Notes.

11S.           Interest.

(i)
In respect of any overdue amounts hereunder or under the Notes where no provision is made herein or therein for payment of interest thereon, the Corporation shall pay interest on such overdue amounts on demand, calculated from the date such unpaid amount is due until such unpaid amount is paid in full, at the Default Rate.

(ii)
In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by Applicable Law.  In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law.  It is further agreed that any excess actually received by a holder shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the Corporation).

(iii)
All interest (including interest on overdue interest) payable by the Corporation hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment.

(iv)
Interest on the Notes shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

(v)
The theory of “deemed reinvestment” shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments.  Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation.

(vi)	To the extent permitted by law, Section 6 of the Judgment Interest Act (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.

11T.           Directly or Indirectly.  Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person.

11U.           Currency References, Conversion and Payments.

(i)	Unless otherwise stated, references in this Agreement to dollar amounts or $ shall be deemed to be references to Canadian Dollars.

(ii)
A reference in this Agreement to the equivalent of one currency in another currency shall mean the equivalent determined using the noon spot rate of exchange for conversion announced by the Bank of Canada on the day for conversion.

11V.           Obligation to Make Payment in Dollars.

(i)
Principal, interest and Make-Whole Amounts on the Series G Notes and the Series H Notes shall be payable in U.S. Dollars, and principal, interest and Make-Whole Amounts on the Series I Notes shall be payable in Canadian Dollars.  Unless otherwise specified herein, all other amounts payable under this Agreement shall be payable in U.S. Dollars.

(ii)
Any payment on account of an amount that is payable under this Agreement, the Notes or the Guarantees in U.S. Dollars which is made to or for the account of any holder in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Corporation, shall constitute a discharge of the obligation of the Corporation under such documents only to the extent of the amount of U.S. Dollars which such holder purchases or could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the Business Day following receipt of the payment first referred to above.  If the amount of U.S. Dollars so purchased or that could be purchased is less than the amount of U.S. Dollars originally due to such holder, the Corporation agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in such documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under such documents or under any judgment or order.

(iii)
Any payment on account of an amount that is payable under this Agreement, the Notes or the Guarantees to which each is a party in Canadian Dollars which is made to or for the account of any holder in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Corporation, shall constitute a discharge of the obligation of the Corporation under such documents only to the extent of the amount of Canadian Dollars which such holder purchases or could purchase in the foreign exchange markets in Toronto, Ontario with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the Business Day following receipt of the payment first referred to above.  If the amount of Canadian Dollars so purchased or that could be purchased is less than the amount of Canadian Dollars originally due to such holder, the Corporation agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency.  This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in such documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under such documents or under any judgment or order.

11W.           Time; “Including”; “Assets”; “Property”.

(i)	Unless otherwise stated, references to time shall mean local time in Calgary, Alberta.

(ii)	The word “including” shall not be construed to limit or restrict the generality of the matter that precedes it.

(iii)	The words “property” and “assets” of a Person are used interchangeably herein, and each encompasses all property, assets and undertakings of the Person, both real and personal, present and future.

11X.           Environmental Indemnity.  The Corporation shall indemnify each holder and hold each harmless against any and all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind sustained, paid or incurred by any of them as a result of any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Corporation and its Subsidiaries or the property of any of them (“their property”), or the property of others where the Corporation or its Subsidiaries could have any liability in respect thereof under Applicable Environmental Laws, or personal injury or death, including in respect of:

(i)
any environmental harm or damage to or impairment of their property (or any other Person's property) caused by the presence or release of any Hazardous Materials on their property, or by the Corporation or any of its Subsidiaries, whether or not such presence or release was under control, care or management of a previous owner or of a tenant;

(ii)	any decrease or loss in value of their property (or any other Person's property) occasioned by non-compliance with Applicable Environmental Laws;

(iii)	the imposition or assertion of any Lien including any expenses collectable as taxes affecting their property under Applicable Environmental Laws by any Governmental/Judicial Body;

(iv)
any claim asserted or order issued by a Governmental/Judicial Body (including an enforcement order or an environmental protection order issued under the Environmental Protection and Enhancement Act (Alberta) or similar legislation thereto) against a holder or an agent of any of them in respect of any matter referred to in clauses (i), (ii), or (iii), or for any clean-up, restoration, well abandonment, reclamation or other securing or remedial action in respect of their property (or any other Person's property); or

(v)	any non-compliance with any provision herein relating to environmental matters.

(each, a “Claim”).

Without limiting the generality of the foregoing, the indemnities in this paragraph shall extend to:

A.	reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter; and

B.
any amounts payable arising out of a settlement of any action entered into between any holder and any Person with the consent of the Corporation, such consent not to be unreasonably withheld or delayed;

but shall not extend to any claim, liability or obligation to the extent the same arises solely due to the gross negligence or wilful misconduct of the holder claiming indemnification.

These indemnities shall extend to the officers, directors, employees, agents and assignees of each holder (together, with the holders, “Indemnified Parties”) and the Corporation will hold the benefit of these indemnities in trust for such indemnified parties to the extent necessary to give effect hereto.  The provisions of and undertakings and indemnification set out in this paragraph shall survive the payment and satisfaction of the Notes.

The Corporation shall at all times have the right, if no Default or Event of Default exists, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will cooperate in such defence on a reasonable basis; provided that the Indemnified Party shall have the right to participate in the defence or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate, and the fees and disbursements of such other counsel shall be paid by the Corporation.  Except during the existence of a Default or Event of Default, the Corporation may effect any settlement or compromise of any Claim without the written consent of the Indemnified Party, provided it obtains a full release of such Claim for the benefit of the Indemnified Party.  Notwithstanding anything herein to the contrary, the Corporation on its own behalf must defend diligently and reasonably throughout the period while such Claim exists.  If the Corporation exercises its rights under this paragraph, it may not, during the existence of a Default or Event of Default, compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld or delayed.  The inability of the Corporation to pay such Claim in full shall constitute a sufficient reason to withhold such consent.

11Y.           Further Assurances.

(i)	Each party shall promptly cure any defect by it in the execution and delivery of this Agreement or the Notes.

(ii)
The Corporation, at its expense, shall promptly deliver to any holder, upon request by such holder in writing, all such other and further documents, agreements, opinions, certificates and instruments (executed, as necessary) in order to give effect to the covenants and agreements of the Corporation in this Agreement or the Notes, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate in connection therewith.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the Corporation, whereupon this Agreement shall become a binding agreement among the Corporation and the Purchasers.

Very truly yours, ARC RESOURCES LTD.
By:
Name: Van Dafoe
Title: Senior Vice-President, Finance

Accepted and agreed to as of the date first above written.

[PURCHASER SIGNATURE PAGES]

[Signature Page to ARC Resources Ltd. Note Agreement]

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

Name of Purchaser	Series of Notes	Principal Amount of Notes to be Purchased

[Redacted]

Schedule A contains information with respect to the Purchasers such as amounts of notes purchased and other notice details such as addresses, wiring instructions etc.

SCHEDULE 8D

SUBSIDIARIES OF THE CORPORATION

Name	Holder of Ownership Interest	Percentage of Ownership	Jurisdiction of Incorporation / Creation
1504793 Alberta Ltd.	ARC Resources Ltd.	100%	Alberta, Canada
ARC Resources General Partnership	ARC Resources Ltd. 1504793 Alberta Ltd.	99.99% 0.01%	Alberta, Canada

AFFILIATES OF THE CORPORATION

None

SCHEDULE 8H

EXISTING INDEBTEDNESS

Obligor	Obligee	Principal Amount	Collateral	Guarantors
The Corporation	A syndicate of Banks with Royal Bank of Canada as administrative agent	Up to Cdn.$1,000,000,000 Actual as at August 17th, 2012: Cdn.$[Redacted]	None	The Partnership 1504793
The Corporation	A group of noteholders under the Master Shelf Agreement	U.S.$106,250,000	None	The Partnership 1504793
The Corporation	A group of noteholders under the 2004 Note Agreement	U.S.$33,032,512	None	The Partnership 1504793
The Corporation	A group of noteholders under the 2009 Note Agreement	US$89,000,000 Cdn.$23,200,000	None	The Partnership 1504793
The Corporation	A group of noteholders under the 2010 Note Agreement	U.S.$150,000,000	None	The Partnership 1504793

SCHEDULE 8K

LIST OF AGREEMENTS RESTRICTING DEBT

1.           The Bank Credit Agreements

2.           The Master Shelf Agreement

3.           The 2004 Note Agreement

4.           The 2009 Note Agreement

5.           The 2010 Note Agreement

6.           Swap Agreements with various counterparties including some Banks (or their Affiliates)

SCHEDULE 8R

DISCLOSURE DOCUMENTS

Nil.

EXHIBIT A-1

FORM OF SERIES G NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER  AUGUST 23, 2012.

ARC RESOURCES LTD.

No. G-[•]	[•]
U.S.$[•]	PPN No.: C0445# AL0
For value received, the undersigned, ARC RESOURCES LTD. (herein called the “Corporation”), a corporation organized and existing under the laws of the Province of Alberta, hereby promises to pay to [____________], or registered assigns, the principal sum of [_____________________] United States Dollars (or so much thereof as shall not have been prepaid) on August 23, 2021 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the rate of 3.31% per annum from the date hereof, payable semiannually, on the 23rd day of February and August in each year, commencing with February 23, 2013 and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 5.31% and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount payable with respect to this Note are to be made at the main office of the Corporation in Calgary, Alberta or at such other place as the holder hereof shall designate to the Corporation in writing, in lawful money of the United States of America.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to a Note Agreement, dated as of August 23, 2012 (herein called the “Note Agreement”), among the Corporation and the original Purchasers of the Notes named in Schedule A attached thereto and is entitled to the benefits thereof.  Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Note Agreement.  As provided in the Note Agreement, this Note is subject to prepayment, in whole or from time to time in part on the terms specified in the Note Agreement.

This Note is a registered Note and, as provided in the Note Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Corporation may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Corporation shall not be affected by any notice to the contrary.

The Corporation agrees to make required prepayments of principal on the dates and in the amounts specified in the Note Agreement.  This Note is also subject to optional prepayment, in whole or from time to time in part, on the terms specified in the Note Agreement.

In case an Event of Default, as defined in the Note Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Note Agreement.

The Corporation and any and all endorsers, guarantors and sureties severally waive grace, demand, presentment for payment, notice of dishonour or default, notice of intent to accelerate, notice of acceleration (to the extent set forth in the Note Agreement), protest and diligence in collecting.

Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection, the Corporation agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all costs of collecting or attempting to collect this Note, including legal fees and expenses on a solicitor and his own client basis (including those incurred in connection with any appeal).

The Corporation, and the purchaser and the registered holder of this Note specifically intend and agree to limit contractually the amount of interest payable under this Note to the maximum amount of interest lawfully permitted to be charged under applicable law.  Therefore, none of the terms of this Note shall ever be construed to create a contract to pay interest at a rate in excess of the maximum rate permitted to be charged under applicable law, and neither the Corporation nor any other party liable or to become liable hereunder shall ever be liable for interest in excess of the amount determined at such maximum rate, and the provisions of paragraph 11S of the Agreement shall control over any contrary provision of this Note.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Corporation hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

THIS NOTE IS INTENDED TO BE PERFORMED IN THE PROVINCE OF ALBERTA AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF SUCH PROVINCE.  The Corporation hereby submits to the non-exclusive jurisdiction of the Courts of the Province of Alberta in connection herewith.

ARC RESOURCES LTD.
By:
Name: Van Dafoe
Title: Senior Vice-President, Finance

EXHIBIT A-2

FORM OF SERIES H NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER  AUGUST 23, 2012.

ARC RESOURCES LTD.

No. H-[•]	[•]
U.S.$[•]	PPN No.: C0445# AM8
For value received, the undersigned, ARC RESOURCES LTD. (herein called the “Corporation”), a corporation organized and existing under the laws of the Province of Alberta, hereby promises to pay to [____________], or registered assigns, the principal sum of [_____________________] United States Dollars (or so much thereof as shall not have been prepaid) on August 23, 2024 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the rate of 3.81% per annum from the date hereof, payable semiannually, on the 23rd day of February and August in each year, commencing with February 23, 2013, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance, on any overdue payment of interest and on any overdue payment of any Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 5.81% and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount payable with respect to this Note are to be made at the main office of the Corporation in Calgary, Alberta or at such other place as the holder hereof shall designate to the Corporation in writing, in lawful money of the United States of America.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to a Note Agreement, dated as of August 23, 2012 (herein called the “Note Agreement”), among the Corporation and the original Purchasers of the Notes named in Schedule A attached thereto and is entitled to the benefits thereof.  Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Note Agreement.  As provided in the Note Agreement, this Note is subject to prepayment, in whole or from time to time in part on the terms specified in the Note Agreement.

This Note is a registered Note and, as provided in the Note Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Corporation may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Corporation shall not be affected by any notice to the contrary.

The Corporation agrees to make required prepayments of principal on the dates and in the amounts specified in the Note Agreement.  This Note is also subject to optional prepayment, in whole or from time to time in part, on the terms specified in the Note Agreement.

In case an Event of Default, as defined in the Note Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Note Agreement.

The Corporation and any and all endorsers, guarantors and sureties severally waive grace, demand, presentment for payment, notice of dishonour or default, notice of intent to accelerate, notice of acceleration (to the extent set forth in the Note Agreement), protest and diligence in collecting.

Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection, the Corporation agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all costs of collecting or attempting to collect this Note, including legal fees and expenses on a solicitor and his own client basis (including those incurred in connection with any appeal).

The Corporation, and the purchaser and the registered holder of this Note specifically intend and agree to limit contractually the amount of interest payable under this Note to the maximum amount of interest lawfully permitted to be charged under applicable law.  Therefore, none of the terms of this Note shall ever be construed to create a contract to pay interest at a rate in excess of the maximum rate permitted to be charged under applicable law, and neither the Corporation nor any other party liable or to become liable hereunder shall ever be liable for interest in excess of the amount determined at such maximum rate, and the provisions of paragraph 11S of the Agreement shall control over any contrary provision of this Note.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Corporation hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

THIS NOTE IS INTENDED TO BE PERFORMED IN THE PROVINCE OF ALBERTA AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF SUCH PROVINCE.  The Corporation hereby submits to the non-exclusive jurisdiction of the Courts of the Province of Alberta in connection herewith.

ARC RESOURCES LTD.
By:
Name: Van Dafoe
Title: Senior Vice-President, Finance

EXHIBIT A-3

FORM OF SERIES I NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS AND HAS NOT BEEN QUALIFIED UNDER ANY APPLICABLE CANADIAN SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS, CANADIAN SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER  AUGUST 23, 2012.

ARC RESOURCES LTD.

No. I-[•]	[•]
Cdn.$[•]	PPN No.: C0445# AN6
For value received, the undersigned, ARC RESOURCES LTD. (herein called the “Corporation”), a corporation organized and existing under the laws of the Province of Alberta, hereby promises to pay to [____________], or registered assigns, the principal sum of [_____________________] Canadian Dollars (or so much thereof as shall not have been prepaid) on August 23, 2024 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the rate of 4.49% per annum from the date hereof, payable semiannually, on the 23rd day of February and August in each year, commencing with February 23, 2013, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance, on any overdue payment of interest and on any overdue payment of any Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 6.49% and (ii)  2% over the rate of interest publicly announced by Royal Bank of Canada from time to time as its "prime" rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount payable with respect to this Note are to be made at the main office of the Corporation in Calgary, Alberta or at such other place as the holder hereof shall designate to the Corporation in writing, in lawful money of Canada.

This Note is one of a series of Senior Notes (herein called the “Notes”) issued pursuant to a Note Agreement, dated as of August 23, 2012 (herein called the “Note Agreement”), among the Corporation and the original Purchasers of the Notes named in Schedule A attached thereto and is entitled to the benefits thereof.  Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Note Agreement.  As provided in the Note Agreement, this Note is subject to prepayment, in whole or from time to time in part on the terms specified in the Note Agreement.

This Note is a registered Note and, as provided in the Note Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Corporation may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Corporation shall not be affected by any notice to the contrary.

The Corporation agrees to make required prepayments of principal on the dates and in the amounts specified in the Note Agreement.  This Note is also subject to optional prepayment, in whole or from time to time in part, on the terms specified in the Note Agreement.

In case an Event of Default, as defined in the Note Agreement, shall occur and be continuing, the principal of this Note may be declared or otherwise become due and payable in the manner and with the effect provided in the Note Agreement.

The Corporation and any and all endorsers, guarantors and sureties severally waive grace, demand, presentment for payment, notice of dishonour or default, notice of intent to accelerate, notice of acceleration (to the extent set forth in the Note Agreement), protest and diligence in collecting.

Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection, the Corporation agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all costs of collecting or attempting to collect this Note, including legal fees and expenses on a solicitor and his own client basis (including those incurred in connection with any appeal).

The Corporation, and the purchaser and the registered holder of this Note specifically intend and agree to limit contractually the amount of interest payable under this Note to the maximum amount of interest lawfully permitted to be charged under applicable law.  Therefore, none of the terms of this Note shall ever be construed to create a contract to pay interest at a rate in excess of the maximum rate permitted to be charged under applicable law, and neither the Corporation nor any other party liable or to become liable hereunder shall ever be liable for interest in excess of the amount determined at such maximum rate, and the provisions of paragraph 11S of the Agreement shall control over any contrary provision of this Note.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Corporation hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

THIS NOTE IS INTENDED TO BE PERFORMED IN THE PROVINCE OF ALBERTA AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF SUCH PROVINCE.  The Corporation hereby submits to the non-exclusive jurisdiction of the Courts of the Province of Alberta in connection herewith.

ARC RESOURCES LTD.
By:
Name: Van Dafoe
Title: Senior Vice-President, Finance

EXHIBIT B-1

FORM OF OPINION OF CORPORATION'S CANADIAN COUNSEL

Reply to: John Wilmot Direct Phone: (403) 260-0117 Direct Fax: (403) 260-0337 jaw@bdplaw.com Assistant: Rachelle Cormier Direct Phone: (403) 260-0118 Our File: 52076-231

August 23, 2012

The Purchasers of the Notes under the
Note Agreement referred to below

Norton Rose Canada LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta   T2P 4H2

Dear Sirs:

Re:
ARC Resources Ltd. - Issue and Sale of 3.81% US $300,000,000 Senior Series G Notes due August 2], 2024, the 3.31% US $60,000,000 Senior Series H Notes due August 23, 2021 and the 4.49% Cdn. $40,000,000 Senior Series I Notes due August 23, 2024 (the "Notes")

1.	SCOPE OF REVIEW

1.1           We have acted as general legal counsel on behalf of ARC Resources Ltd. (the "Issuer"), ARC Resources General Partnership (the "Partnership") and 1504793 Alberta Ltd. ("NumberCo") in connection with the Note Purchase Agreement dated as of August 23, 2012 between the Issuer and the Purchasers party thereto (the "Note Agreement") and the transactions among such parties with respect thereto including, without limitation, the issuance and sale by the Issuer to the Purchasers of the Notes.

1.2           The Issuer, NumberCo and the Partnership are collectively referred to as the "Transaction Parties", and individually as a "Transaction Party".  The Issuer and NumberCo are collectively referred to as the "Corporate Transaction Parties", and individually as a "Corporate Transaction Party" and NumberCo, and the Partnership are collectively referred to as the "Guarantors" and individually as a "Guarantor".

1.3           This opinion is furnished to you pursuant to paragraph 3A(xi) of the Note Agreement and with the understanding that the Purchasers are purchasing the Notes in reliance hereon. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Note Agreement.

2.	DOCUMENTS REVIEWED

2.1           We have participated in the preparation of and have examined original executed copies of the following documents (collectively  the "Documents" and individually as a "Document"):

(a)	the Note Agreement;

(b)	the Notes; and

(c)	a guarantee by each Guarantor dated August 23, 2012 (the "Guarantees") in favour of the Purchasers and the other holders of the Notes (collectively, the "Holders").

2.2           We have also reviewed and examined original signed copies of Closing Certificates with respect to each Transaction Party (collectively, the "Certificates"), each dated August 23, 2012, copies of which have been provided to you, and we have relied on the same as to various matters of fact expressed therein.

3.	RELIANCES

3.1           In giving the opinion expressed in paragraph 6.1 below as to the valid subsistence of each Corporate Transaction Party, we have relied on a Certificate of Status of recent date issued by the Registrar of Corporations (Alberta) for each Corporate Transaction Party. In giving the opinions expressed in paragraph 6.2 below with respect to the Partnership, we have reviewed a tradename/partnership search of recent date issued by the Registrar of Corporations (Alberta) in respect of the Partnership.

3.2           In giving the opinions expressed in paragraphs 6.6, (a) and (b) below (insofar as the same pertain to the laws set out in the Securities Act (Alberta) (the "Act") and the rules and regulations thereunder, and the instruments, orders, published policy statements and notices of the Alberta Securities Commission (collectively, "Applicable Securities Laws")), we have relied upon the representations and warranties of the Purchasers in paragraph 6.1 of the Note Agreement (collectively, the "Representations, Warranties and Acknowledgements") and have also assumed that the Representations, Warranties and Acknowledgements continue to be true and correct as of the date hereof.

3.3           In giving the opinions expressed in paragraphs (c) and (d) below, we have relied upon the accuracy of the factual representations and warranties set out in Section 8K and Schedule 8K of the Note Agreement with respect to the identification of the instruments, contracts and agreements which limit the amount of, or otherwise impose restrictions on, the incurring of Indebtedness, and we have reviewed those documents and the documents referred to in Schedule 8K of the Note Agreement (other than the Swap Agreements) (collectively, the "Listed Agreements").

3.4           In addition to the foregoing, we have made such investigations, examined such certificates of public authorities, corporate and partnership records and other documents certified or otherwise identified to our satisfaction, and have considered such questions of law, as we have considered necessary and appropriate as a basis for providing the opinions expressed herein.

4.	ASSUMPTIONS

4.1           In such examinations we have assumed:

(a)	the genuineness of all signatures on all documents purporting to be originals and on the originals of all documents submitted to us as copies;

(b)	the authenticity of all documents submitted to us as originals and of the originals of all documents submitted to us as copies;

(c)	the conformity to originals of all documents submitted to us as copies;

(d)
the due authorization, execution and delivery of all documents by each party thereto other than the Transaction Parties, the legal existence, power and capacity of each such party and the legal capacity of all such individuals; and

(e)
other than with respect to the Transaction Parties, that the Documents constitute legal, valid and binding obligations of each party thereto, enforceable against them in accordance with their respective terms.

5.	APPLICABLE LAW

5.1           We express no opinion as to the laws of any jurisdiction other than the laws of Alberta and the federal laws of Canada applicable therein ("Applicable Law").

6.	OPINIONS

Based upon and subject to the foregoing and to the qualifications hereinafter expressed, we are of the opinion that:

6.1           Each Corporate Transaction Party is a valid and subsisting corporation under the laws of the Province of Alberta.

6.2           The Partnership is a general partnership duly created and validly existing under the laws of the Province of Alberta.  The only partners in the Partnership are the Issuer and NumberCo.

6.3           Each Transaction Party has the corporate or partnership (as applicable) power and capacity to:

(a)	own, hold or lease its property and conduct its business as now conducted;

(b)	in the case of the Issuer, create, issue and sell the Notes;

(c)	in the case of the Guarantors, guarantee the obligations of the Issuer under the Note Agreement and the Notes pursuant to each applicable Guarantee; and

(d)	execute and deliver the Documents to which it is a party and incur and perform its obligations thereunder.

6.4           The Documents, the execution, delivery and performance thereof (and additionally in the case of the Notes, the creation, issuance and sale thereof), and the transactions contemplated therein, have been duly and properly authorized by all necessary corporate and/or partnership (as applicable) action on the part of the Transaction Parties executing the same.

6.5           The Documents have been duly and properly executed and delivered by the Transaction Parties executing the same and constitute legal, valid and binding obligations of the Transaction Parties party thereto enforceable against them in accordance with their respective terms.

6.6           The offering, sale, issuance and delivery of the Notes by the Issuer to the Purchasers is exempt from the prospectus requirements of the Act.

6.7           No authorization, consent, approval or exemption from, or filing, registration, recordation, notarization, declaration or qualification with, or before, or giving notice to, any governmental authority or regulatory body of Alberta or the federal government of Canada, or any agency, department or division of any thereof (including the Alberta Securities Commission), is required to be obtained, given or made:

(a)
for the creation, execution, issuance and performance of the Notes or the due execution and delivery by each Transaction Party of the Documents to which it is a party or the performance of the terms of each such Document;

(b)	to permit the sale of the Notes to the Purchasers; or

(c)	to ensure the validity and enforceability of the Documents;

other than the filing of a Form 45-106F1 under the National Instrument 45-106 within 10 days of the issuance of the Notes with the Alberta Securities Commission, in accordance with Applicable Securities Laws and accompanied by the prescribed filing fees.

6.8           The authorization, creation, execution, issuance and sale by the Issuer of the Notes and the authorization, execution and delivery by each Transaction Party of each Document to which it is a party and the performance of each such Transaction Party's obligations under each such Document:

(a)	do not and will not contravene or conflict with any applicable law, statute, rule or regulation in force in Alberta;

(b)
do not and will not contravene or conflict with any provision of the articles or by laws of any Corporate Transaction Party or the partnership agreements of any other Transaction Party which are attached to the Certificates;

(c)	do not and will not:

(i)	result in the creation or imposition of any Lien on any asset of any Transaction Party pursuant to the provisions of any Listed Agreement;

(ii)	entitle any Person to call for any Lien under any Listed Agreement; or

(iii)	entitle any Person, immediately or upon notice or lapse of time or both, to accelerate the payment of borrowed moneys under any Listed Agreement; and

(d)	do not and will not contravene or conflict with any Listed Agreement.

6.9           The Holders will not be deemed or considered to have a permanent establishment in Alberta or to be carrying on any business in Alberta solely by reason of the Transaction Parties' execution, delivery and performance of the Documents or by the Holders holding the Notes or by their enforcement of their rights under the Documents.

6.10           Assuming that the Holders are not otherwise required to be licensed, qualified or entitled to carry on business in Alberta, it is not necessary for the Holders to become licensed, qualified or entitled to carry on business in Alberta, or that any approval, consent or permission be obtained from any regulatory or public authority therein:

(a)	solely by reason of the execution, delivery or performance of the Documents or holding the Notes; or

(b)	to enable the Holders to commence an action or to otherwise enforce its rights under the Documents.

6.11           All payment obligations of the Issuer under the Note Agreement and the Notes and of the Guarantors under the Guarantees rank at least pari passu in right of payment with the Indebtedness of the Issuer and the Guarantors under the Bank Credit Agreements, the Master Shelf Agreement, the 2004 Note Agreement, the 2009 Note Agreement and the 2010 Note Agreement and with its other most senior unsubordinated Indebtedness for which no priority or preference exists under any laws to which creditors are generally subject.

6.12           Under Applicable Law and provided, at the Closing for the Notes and throughout the term of the Notes, that:

(a)
a particular Holder does not use the debt owing to it under the Documents in, or hold such debt in the course of, carrying on a business in Canada, and is not deemed to use or hold such debt in connection with a business carried on in Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), and, where the Holder carries on an insurance business in Canada and elsewhere, it establishes that the debt is neither "designated insurance property" (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)) nor effectively connected with its Canadian insurance business;

(b)	the particular Holder deals at arm's length with the Issuer for the purposes of the Tax Act; and

(c)	the particular Holder is not resident in Canada and is not deemed to be resident in Canada for the purposes of the Tax Act;

then:

(d)
the Issuer is presently permitted to make all payments on the Notes to the particular Holder of: (A) the principal amount of the Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) the Make-Whole Amounts, free and clear of and without deduction for or on account of any taxes, levies, assessments, duties, governmental charges and withholdings of any nature imposed, levied, assessed or collected under Applicable Law (collectively, "Taxes"); and

(e)
any such amounts referred to in paragraph (d) above which are owing or payable, or which become owing or payable, by the Issuer to the particular Holder and which are paid by the Issuer to the particular Holder are not the subject of any Taxes to the particular Holder.

7.	QUALIFICATIONS

The opinions expressed herein are subject to the following qualifications:

7.1           the enforceability of the Documents and the rights and remedies set out therein or any judgment arising out of or in connection therewith may be limited by any applicable bankruptcy, reorganization, winding up, insolvency, arrangement, preference, moratorium or other laws and judicial decisions of general application affecting the enforcement of creditors' rights from time to time in effect, and is subject to general principles of equity, whether considered in a proceeding in equity or at law (including the equitable or statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture), and in particular no opinion is expressed as to the availability of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies in any particular instance;

7.2           provisions in the Documents providing for recovery of fees and expenses may be restricted by a court to a reasonable amount and counsel fees are subject to taxation;

7.3	the rights and privileges of the Crown and its agents;

7.4           the Currency Act (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment of such judgment;

7.5           Section 6 of the Judgment Interest Act (Alberta) may limit the rate of interest which a judgment debt bears, and paragraph 11S(vi) of the Note Agreement which purports to waive Section 6 of the Judgment Interest Act (Alberta) may not be enforceable;

7.6           the additional or increased rate of interest imposed upon the Issuer pursuant to paragraph 11S of the Note Agreement and on the Issuer by the first paragraph of each Note, and the Make-Whole Amounts payable by the Issuer pursuant to paragraph 4H of the Note Agreement, may not be enforceable if they are construed to be penalties and no opinion is expressed on the enforceability thereof;

7.7           determinations or calculations made by the Holders in the exercise of a discretion purported to be given to them under or by any of the Documents may be unenforceable if made in an unreasonable or arbitrary fashion and may not be treated as conclusive notwithstanding contrary provisions in the Documents, and determinations or references based upon the practice of a certain Person or the publication or reporting of certain rates or yields may not be enforceable if the practice of such Person changes or the rates or yields are not ascertainable or are equivocal;

7.8           provisions in the Documents which purport to effect waivers of the benefits or protection of doctrines, principles or statutory provisions viewed by a Court as based on public policy and provisions which purport to exclude unwritten variations, amendments, waivers or consents may not be enforceable;

7.9	we express no opinion on provisions of the Documents:

(a)	dealing with the waiving by a party of certain legal, statutory or equitable rights, defences or doctrines;

(b)
purporting to relieve any party from the consequence of its own negligence or providing for an indemnity by any party in respect of the negligence, to the extent limited by applicable law, or gross negligence of any other party;

(c)
which deem the obligor under a Document (each, an "Obligor") to be holding certain assets in trust for the Purchasers or any Holder, since third parties dealing with the Obligor might otherwise have a preferential interest in the assets which are the subject of the deemed trust; or

(d)
which provide or have the effect of providing for a higher rate of interest after than before default or for the payment of rates and/or fees which may exceed the "criminal interest rate" provisions of the Criminal Code (Canada);

7.10           we express no opinion on terms of the Documents requiring the payment of any amount, the performance of any obligation or the acceleration of any liability or obligation, upon or during any stay of proceedings;

7.11           we express no opinion as to the enforceability of any provision of the Documents to the extent that it purports to exculpate any party, including any Holder, or any receiver, manager or receiver-manager appointed by it from liability in respect of acts or omissions which may be illegal, fraudulent or involve wilful misconduct or which purports to make any receiver, manager or receiver-manager an agent of the Obligor;

7.12           with regard to paragraph 11K of the Note Agreement (severability clause) and similar provisions of any of the other Documents, the question whether or not any provisions which may be invalid or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

7.13           failure to exercise a right of action under the Documents within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter;

7.14           if the Holders were to declare the principal of the Notes to be forthwith due and payable by reason of the occurrence of an Event of Default, the Holders may be required to give the Issuer a reasonable time to raise monies to repay such indebtedness prior to taking any action to enforce their right to repayment or before exercising any of the rights and remedies expressed to be exercisable by the Holders in any of the Documents as a result of the occurrence of such Event of Default;

7.15           with respect to the Listed Agreements, no opinion is expressed herein as to compliance with covenants containing financial ratios or tests contained therein;

7.16           with respect to paragraph 6.9 and 6.10, no opinion is expressed as to whether any activities carried on by a particular Holder prior to, or in connection with, the purchase by such Holder of the Notes or the negotiation of the Documents would result in such Holder being deemed or considered to have a permanent establishment or to be carrying on any business in Alberta; and

7.17           in respect of matters related to searches conducted by us, we have relied solely upon searches conducted at the public registries, which searches have been conducted, and reported on, by employees of such registries.

8.	RELIANCE

8.1           This opinion relates exclusively to the transactions described above.  You may not rely on this opinion letter in any other connection, and this opinion letter may not be furnished to or relied upon by any other person for any purpose, without our specific prior written consent in each instance, except that (i) a transferee of the Notes as permitted under the Note  Agreement may rely on this opinion as if it was an original addressee of this opinion letter and (ii) you may provide copies of this opinion letter to (a) potential transferees of the Notes as permitted under the Note Agreement, (b) any governmental or regulatory agency (including, without limitation, the National Association of Insurance Commissioners) having jurisdiction over you and (c) any court of law or other tribunal in connection with any matter relating to the Documents.

Yours truly,

EXHIBIT B-2

FORM OF OPINION OF CORPORATION'S U.S. COUNSEL

August 23, 2012

The Purchasers listed in Schedule A

to the Note Agreement described below

ARC Resources Ltd.

Ladies and Gentlemen:

We have acted as special United States counsel to ARC Resources Ltd., a corporation organized and existing under the laws of the Province of Alberta, Canada (the “Corporation”), 1504793 Alberta Ltd., a corporation organized and existing under the laws of the Province of Alberta, Canada (“1504793 Alberta”) and ARC Resources General Partnership, a general partnership organized and existing under the laws of the Province of Alberta, Canada (“ARC Partnership,” together with the Corporation and 1504793 Alberta, the “Principal Parties”), in connection with the Note Agreement (the “Note Agreement”), dated as of the date hereof, among the Corporation and the purchasers listed in Schedule A to the Note Agreement (collectively, the “Purchasers”).  This opinion is being furnished to you at the request of the Corporation as contemplated by paragraph 3A(xi) of the Note Agreement with the understanding that you are purchasing the Notes in reliance on the opinions expressed herein.  Capitalized terms used and not otherwise defined have the respective meanings given those terms in the Note Agreement.

In connection with furnishing this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents, each dated as of the date of this letter (collectively, the “Documents”):

1.	the Note Agreement;

2.	the Notes;

3.	the Guarantee by 1504793 Alberta;

4.	the Guarantee by ARC Partnership; and

5.	a letter signed by Citigroup Global Markets Inc., an exclusive agent to the Corporation in the sale of the Notes pursuant to the Note Agreement (the “Offeree Letter”).

In addition, we have examined those other certificates, agreements and documents that we deemed relevant and necessary as a basis for our opinion.  We have also relied upon the factual matters contained in the representations, covenants and warranties of the Principal Parties and the Purchasers made in the Documents and upon certificates of the Principal Parties.

In addition, we have assumed, without independent investigation, (i) that each of the Principal Parties is validly existing and in good standing under the laws of the Province of Alberta, Canada; (ii) that each Principal Party has all necessary corporate or partnership power and authority, as the case may be, to execute, deliver and perform its obligations under each Document to which it is a party; (iii) that the execution, delivery and performance of each Document have been duly authorized by all necessary corporate or partnership action, as the case may be, and do not violate any Principal Party’s charter or other organizational document or the laws of its jurisdiction of organization; (iv) the legality, validity and enforceability of the Documents under those laws that govern or relate to them other than the Covered Law (as defined below) in respect of which we are opining; (v) that, in connection with the laws of any jurisdiction other than the Covered Law (as defined below) which relate to any of the Documents, the legal advice received from Canadian federal or provincial agencies and/or Canadian counsel to the Principal Parties is correct in all respects whatsoever; and (vi) the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.  We have also assumed, without independent investigation, the enforceability of the Documents against each party other than the Principal Parties.

Based upon the foregoing, and subject to the assumptions, exceptions and qualifications stated below, we are of the opinion that:

1.
Based upon the representations, covenants and warranties of the Corporation in Section 8 of the Note Agreement, the representations and agreements of the Purchasers in paragraph 9A of the Note Agreement and the representations of the agent in the Offeree Letter, it is not necessary in connection with the offer, sale and delivery of the Notes to the Purchasers to register the Notes under the United States Securities Act of 1933, as amended, it being understood that we express no opinion as to any subsequent resale of the Notes;

2.
Based upon the representations, covenants and warranties of the Corporation in paragraph 8 of the Note Agreement, the representations and agreements of the Purchasers in paragraph 9A of the Note Agreement and the representations of the agent in the Offeree Letter, the qualification of an indenture under the United States Trust Indenture Act of 1939, as amended, is not required for the offer and sale of the Notes in the manner contemplated by the Note Agreement;

3.
The offer, issuance, sale and delivery of the Notes and the performance by the applicable Principal Parties of their obligations under the Note Agreement and the other Documents do not violate any of the federal laws, rules and regulations of the United States of America that, in each case, in our experience, are normally applicable to credit transactions of the type contemplated by the Note Agreement; provided, however, that no opinion is given with respect to the anti-fraud provisions of federal securities laws (collectively, the “Covered Law”);

4.
Assuming the proceeds from the issuance and sale of the Notes are applied as contemplated by paragraph 8M of the Note Agreement, neither the issuance of the Notes by the Corporation nor the application of the proceeds of the Notes in accordance with the Note Agreement violate Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States.  For purposes of the opinion in this paragraph 4 as it relates to Regulation T of the Board of Governors of the Federal Reserve System, we assume that none of the Purchasers is a broker or dealer (as defined in Sections 3(a)(4) and 3(a)(5) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), any member of a national securities exchange, or any person associated with a broker or dealer (as defined in Section 3(a)(18) of the Exchange Act), except for business entities controlling or under common control with the creditor;

5.
No approvals are required to be obtained under Covered Law from any Governmental Authority or agency in connection with the offer, issuance, sale and delivery of the Notes and the performance by the applicable Principal Parties of the Note Agreement.  For the purposes of this paragraph 5, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America; and

6.	None of the Principal Parties is required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

This opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

This opinion is furnished by us solely for your benefit in connection with the transactions referred to in the Note Agreement and may not be circulated to, or relied upon by, any Person other than you, except that this opinion may be (i) circulated to (but not relied upon) by regulatory authorities (including the National Association of Insurance Commissioners) and prospective transferees of the Notes in accordance with the Note Agreement and (ii) relied upon by successors of the Purchasers and by transferees of the Notes in accordance with  the Note Agreement, but only as of the date of this opinion and as if such successors or transferees were Purchasers of the Notes for the purposes of the Note Agreement as of the date of this opinion.

Very truly yours,

                          PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

EXHIBIT B-3

FORM OF OPINION OF PURCHASERS' CANADIAN COUNSEL

Our File Reference: 285050/HEM	Howard E. MacKichan Direct Phone: (403) 267-8388 E-mail: howard.mackichan@nortonrose.com

August 23, 2012

To:           The Purchasers of the Notes under the Note Agreement referred to below

Dear Sirs:

ARC Resources Ltd.:  Issue and Sale of U.S. $60,000,000 3.31% Series G Senior Notes due August 23, 2021, U.S. $300,000,000 3.81% Series H Senior Notes due August 23, 2024 and Cdn,$40,000,000 4.49% Senior Series I Notes due August 23, 2004

We have acted as legal counsel on behalf of the Purchasers in connection with the Note Agreement (the "Note Agreement") dated as of August 23, 2012 among ARC Resources Ltd. (the "Corporation") and the Purchasers party thereto, and the transactions among such parties with respect thereto.  This opinion is furnished to you pursuant to paragraph 3B of the Note Agreement.

Capitalized terms used herein and not otherwise defined have the meanings set forth in the Note Agreement.

Documents Reviewed

We have participated in the preparation of and have examined original or facsimile executed copies of:

1.	the Note Agreement;

2.	the Series G 3.31% Senior Notes due August 23, 2021 issued under the Note Agreement, each dated August 23, 2012, in the aggregate principal amount of U.S.$60,000,000;

3.	the Series H 3.81% Senior Notes due August 23, 2024 issued under the Note Agreement, each dated August 23, 2012, in the aggregate principal amount of U.S.$300,000,000

4.	the Series I 4.49% Senior Notes due August 23, 2024 issued under the Note Agreement, each dated August 23, 2012, in the aggregate principal amount of Cdn.$40,000,000

5.
the Guarantee dated August 23, 2012 by 1504793 Alberta Ltd. ("1504793 ") in favour of the Purchasers and the holders of the Notes in connection with the obligations of the Corporation under the Note Agreement and the Notes (the "1504793 Guarantee"); and

6.
the Guarantee dated August 23, 2012 by ARC Resources General Partnership  ("ARC Partnership ") by its general partner, the Corporation in favour of the Purchasers and the holders of the Notes in connection with the obligations of the Corporation under the Note Agreement and the Notes (the "ARC Partnership Guarantee");

(the above documents are collectively called the "Documents").

The Corporation, 1504793 and ARC Partnership are collectively referred to as the "Loan Parties", and individually as a "Loan Party".

In giving the opinions expressed herein, we have relied upon the opinions of Burnet, Duckworth & Palmer LLP, counsel to the Loan Parties as to all matters contained in paragraphs 6.1, 6.2, 6.3, 6.4 and 6.5 (as to the due and proper execution and delivery of the Documents by the Loan Parties), 6.7, 6.8, 6.9(b), 6.9(c) and 6.9(d) thereof,  dated the date hereof and delivered to you in connection with the aforementioned transactions.  Such opinions are in form and scope satisfactory to us and we believe that you and we are justified in relying thereon.  However, we have made no independent investigation in respect of such opinions and have assumed their accuracy.

In addition to the foregoing, we have made such investigations, examined such certificates of public authorities, corporate records and other documents certified or otherwise identified to our satisfaction and have considered such questions of law, as we have considered necessary and appropriate as a basis for providing the opinions expressed herein.

Assumptions

In such examinations we have assumed:

(a)	the authenticity of all documents submitted to us as originals and of the originals of all documents submitted to us as copies; and

(b)	the conformity to originals of all documents submitted to us as copies.

Applicable Law

We express no opinion as to the laws of any jurisdiction other than the laws of Alberta and the federal laws of Canada applicable therein.

Opinions

Based upon and subject to the foregoing and to the qualifications hereinafter expressed, we are of the opinion that:

1.	The Documents constitute legal, valid and binding obligations of each of the Loan Parties that are a party thereto, enforceable against each in accordance with their respective terms.

2.
The holders of Notes will not be deemed or considered to have a permanent establishment in Alberta or to be carrying on any business in Alberta solely by reason of the execution, delivery and performance of the Documents or by holding the Notes or by the enforcement of their respective rights under the Documents.

3.
Assuming that the holders of Notes are not otherwise required to be licensed, qualified or entitled to carry on business in Alberta, it is not necessary for the holders to become licensed, qualified or entitled to carry on business in Alberta, or that any approval, consent or permission be obtained from any regulatory or public authority therein:

(a)	solely by reason of the execution, delivery or performance of the Documents or holding the Notes; or

(b)	to enable the holders to commence an action or to otherwise enforce their respective rights under the Documents.

4.
Under the existing laws of Alberta and the federal laws of Canada applicable in Alberta as of the date hereof (“Applicable Law”), and based on our understanding of the current administrative practice and policies of the Canada Revenue Agency, and provided, that at the time a Payment (as defined below) is made:

(a)
a particular holder of Notes does not use the debt owing to it under the Documents in, or hold such debt in the course of, carrying on business in Canada, and is not deemed to use such debt in connection with a business carried on in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and, where the holder carries on an insurance business in Canada and elsewhere, it establishes that such debt is neither “designated insurance property” (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)) nor effectively connected with the insurance business it carries on in Canada; and

(b)	the particular holder deals at arm's length with the Corporation for the purposes of the Tax Act;

(c)	the particular holder is not resident in Canada and is not deemed to be resident in Canada for the purposes of the Tax Act; and

(d)
such holder is not a "specified non-resident shareholder" of the Corporation nor a non-resident person not dealing at arms length with a specified shareholder for the purposes of subsection 18(5) of the Tax Act;

then:

(i)
the Corporation is presently permitted to make all payments to such holder of (A) the principal amount of the Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) any Make-Whole Amounts in connection therewith (collectively, “Payments”), free and clear of and without deduction for or on account of any taxes, levies, assessments, duties, governmental charges and withholdings of any nature imposed, levied, assessed or collected under Applicable Law (collectively, “Taxes”); and

(ii)
any such Payments which are owing or payable, or which become owing or payable, by the Corporation to the holder and which are paid by the Corporation to the holder are not the subject of any Taxes to the holder.

5.	The issuance and sale of the Notes by the Corporation is exempt from the registration and prospectus requirements of the Securities Act (Alberta) and the rules thereunder.

Qualifications

The opinions expressed herein are subject to the following qualifications:

(a)
the enforceability of the Documents and the rights and remedies set out therein or any judgment arising out of or in connection therewith may be limited by any applicable bankruptcy, reorganization, winding-up, insolvency, arrangement, preference, moratorium or other laws and judicial decisions of general application affecting the enforcement of creditors' rights from time to time in effect, and is subject to general principles of equity, whether considered in a proceeding in equity or at law (including the equitable or statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture), and in particular no opinion is expressed as to the availability of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies in any particular instance;

(b)
the Currency Act (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment of such judgment;

(c)	provisions in the Documents providing for recovery of fees and expenses may be restricted by a court to a reasonable amount, and counsel fees are subject to taxation;

(d)
Section 6 of the Judgment Interest Act (Alberta) may limit the rate of interest which a judgment bears, and paragraph 11S(vi) of the Note Agreement which purports to waive such section may not be enforceable;

(e)
the additional or increased rate of interest imposed upon the Corporation pursuant to paragraph 11S(i) of the Note Agreement and by the first paragraph of each Note, and the Make-Whole Amount payable by the Corporation pursuant to paragraph 7A of the Note Agreement may not be enforceable if they are construed to be penalties.

(f)
determinations or demands made by a holder of Notes in the exercise of a discretion purported to be given to it under or by any of the Documents may be unenforceable if made in an unreasonable or arbitrary fashion and may not be treated as conclusive notwithstanding contrary provisions in the Documents, and determinations or references based upon the practice of a certain Person or the publication or reporting of certain rates or yields may not be enforceable if the practice of such Person changes or the rates or yields are not ascertainable or are equivocal;

(g)
provisions in the Documents which purport to effect waivers of the benefits or protection of doctrines, principles or statutory provisions viewed by a court as based on public policy and provisions which purport to exclude unwritten variations, amendments, waivers or consents, may not be enforceable;

(h)
with regard to paragraph 11K and equivalent provisions in any of the other Documents (severability clauses), the question whether or not any provisions of the Documents which may be invalid, illegal or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

(i)	failure to exercise a right of action under the Documents within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter;

(j)
if a holder of a Note was to declare the principal of the Note to be forthwith due and payable by reason of the occurrence of an Event of Default, the holder may be required to demand payment of such indebtedness and to give the Corporation a reasonable time to raise monies to repay such indebtedness prior to taking any action to enforce its right to repayment or before exercising any of the rights and remedies expressed to be exercisable by the holder in any of the Documents as a result of the occurrence of such Event of Default; and

(k)	we express no opinions as to the enforceability of Section 8.3 (payment on stay) of each of the 1504793 Guarantee and the ARC Partnership Guarantee.

Reliance

This opinion relates exclusively to the transactions described above.  You may not rely on this opinion letter in any other connection, and this opinion letter may not be furnished to or relied upon by any other person for any purpose, without our specific prior written consent in each instance, except that (i) a transferee of the Notes as permitted under the Note  Agreement may rely on this opinion as if it was an original addressee of this opinion letter and (ii) you may provide copies of this opinion letter to (a) potential transferees of the Notes as permitted under the Note Agreement, (b) any governmental or regulatory agency (including, without limitation, the National Association of Insurance Commissioners) having jurisdiction over you and (c) any court of law or other tribunal in connection with any matter relating to the Documents.

Yours truly,

Norton Rose Canada llp

By: _________________

EXHIBIT C

FORM OF FUNDS DELIVERY INSTRUCTION

[Corporation’s Letterhead]

[•], 2012

To:	Each of the Purchasers under
the Note Agreement referred to below:

Ladies and Gentlemen:

Re:  Funds Delivery Instruction

As contemplated by paragraph 2 of the Note Agreement dated as of August 23, 2012 among the Corporation and the Purchasers, the undersigned hereby instructs you to deliver, on the date of closing, the proceeds of the Notes in the manner required by paragraph 2 to the undersigned's account identified below:

In the case of the Series G Notes and the Series H Notes (being U.S. dollars):

[The Bank Account information of the Corporation has been Redacted]

with reference: “Proceeds from  August 23, 2012 Note Offering”

In the case of the Series I Notes (being Cdn. Dollars):

[The Bank Account information of the Corporation has been Redacted]

with reference: “Proceeds from  August 23, 2012 Note Offering”

This instruction has been executed and delivered by an authorized representative of the undersigned.

Very truly yours,

ARC RESOURCES LTD.
By:
Van Dafoe
Title: Senior Vice-President, Finance